Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-192959

DHT Holdings, Inc.

28,129,958 Shares of Common Stock

This prospectus relates to up to 28,129,958 shares of our common stock that the selling stockholders named in this prospectus, or their respective transferees, pledgees, donees or their successors, may offer from time to time.

Our selling stockholders may from time to time offer and sell the securities directly or through agents, underwriters or broker-dealers at prices and on terms to be determined at the time of sale. These sales may be made on the New York Stock Exchange or other national security exchanges on which our common stock is then traded, in the over-the-counter market or in negotiated transactions. See the section entitled “Plan of Distribution” on page 15 of this prospectus. To the extent required, the names of any agent, underwriter or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement, which will accompany this prospectus. The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a prospectus supplement. A prospectus supplement may also add, update or change information contained in this prospectus.  We will not receive any of the proceeds from the sale of the common stock being sold by the selling stockholders.

 Our common stock is listed on the New York Stock Exchange under the symbol “DHT”.

Investing in our common stock involves risk. Before buying any of our common stock you should carefully read the section entitled “Risk Factors” on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 29, 2014.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information. This prospectus is not making an offer of these securities in any jurisdiction or state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities Exchange Commission (the “Commission”), using a shelf registration process. Under the shelf registration process, our selling stockholders may sell up to 28,129,958 shares of our common stock in one or more offerings from time to time. This prospectus provides you with a general description of the common stock that may be offered by our selling stockholders.  Each time our selling stockholders sell securities, we may provide a prospectus supplement containing specific information about the terms of the common stock being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those particular offerings.  This prospectus, any prospectus supplement and the documents incorporated by reference herein and therein include important information about us and our common stock and other information you should know before subscribing to any offering pursuant to this prospectus.

You should rely only on the information contained in this prospectus and any accompanying prospectus supplement, if any.  We are responsible only for the information contained in this prospectus or incorporated by reference into this prospectus or to which we have referred you.  We have not authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may provide you.  You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.  Our business, financial condition, results of operations and prospects may have changed since that date.  We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our common stock.  The distribution of this prospectus and sale of these securities in certain jurisdictions may be restricted by law.  The selling stockholders are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted.

This prospectus does not contain all the information provided in the registration statement we have filed with the Commission. For further information about us or the common stock offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described in the section entitled “Where You Can Find Additional Information” on page 52 of this prospectus.

PROSPECTUS SUMMARY

                 This prospectus summary highlights certain information about us.  Because it is a summary, it may not contain all of the information that you should consider before deciding whether or not you should purchase our common stock.  You should carefully read this prospectus, any accompanying prospectus supplement, if any, and the documents incorporated herein and therein by reference for a more complete understanding of our business, this offering and the other transactions described in this prospectus supplement.  You should pay special attention to the sections entitled “Risk Factors” beginning on page 5 of this prospectus, and “Item 3. Key Information—D. Risk Factors” beginning on page 7 of our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Commission on April 29, 2013 (our “2012 Form 20-F”), our unaudited condensed consolidated financial statements as of and for the nine-months ended September 30, 2013 and the notes thereto included in this prospectus and our consolidated audited financial statements and the notes thereto in our 2012 Form 20-F and incorporated herein by reference. Unless we specify otherwise, all references in this prospectus to “we”, “our”, “us”, “DHT” and “our company” refer to DHT Holdings, Inc. and its subsidiaries.  All references in this prospectus to “DHT Maritime” refer to DHT Maritime, Inc., one of our subsidiaries. The shipping industry’s functional currency is the U.S. dollar and our company’s functional currency is the U.S. Dollar.  All of our revenues and most of our operating costs are in U.S. dollars.  All references in this prospectus to “$” and “dollars” refer to U.S. dollars.

Our Company

We currently operate a fleet of eight crude oil tankers, of which all are wholly-owned by us.  The fleet consists of four very large crude carriers (“VLCCs”), which are tankers ranging in size from 200,000 to 320,000 deadweight tons (“dwt”), two Suezmax tankers (“Suezmaxes”), which are tankers ranging in size from 130,000 to 170,000 dwt, and two Aframax tankers (“Aframaxes”), which are tankers ranging in size from 80,000 to 120,000 dwt.  Six of the vessels are currently on time charters, one of the vessels operates in the spot market and one is employed in the Tankers International Pool.  The vessels in our fleet principally operate on international routes and had a combined carrying capacity of 1,789,930 dwt and an average age of approximately 12.0 years as of December 2013.  We operate out of Oslo, Norway, through our wholly-owned management company.  For more information on our company, please see our 2012 Form 20-F.

Our Fleet

The following table presents certain information regarding our vessels:

Vessel	Year Built	Yard	Dwt	Current Flag	Technical Manager
VLCC
DHT Ann	2001	Hyundai*	309,327	Marshall Islands	Goodwood****
DHT Chris	2001	Hyundai*	309,285	Marshall Islands	Goodwood****
DHT Phoenix	1999	Daewoo**	307,151	Marshall Islands	Goodwood****
DHT Eagle	2002	Samsung***	309,064	Marshall Islands	Goodwood****
Suezmax
DHT Target	2001	Hyundai*	164,626	Marshall Islands	Goodwood****
DHT Trader	2000	Hyundai*	152,923	Marshall Islands	Goodwood****
Aframax
DHT Cathy	2004	Hyundai*	111,928	Marshall Islands	Goodwood****
DHT Sophie	2003	Hyundai*	115,000	Marshall Islands	Goodwood****

*           Hyundai Heavy Industries Co., South Korea
**         Daewoo Heavy Industries Co., South Korea
***      Samsung Heavy Industries Co., South Korea
****    Goodwood Ship Management Pte Ltd, Singapore

Employment

                 The following table presents certain features of our charters as of December 31, 2013:

Vessel	Type of Employment	Charter Rate ($/Day)	Expiry	Extension Period*	Charter Rate in Extension Period ($/day)
VLCC
DHT Ann	Time Charter	Market related	July 7, 2015
DHT Chris	Time Charter	$16,843	March 31, 2014
DHT Eagle	Spot
DHT Phoenix	Pool**
Suezmax
DHT Target	Time Charter	$12,578	March 24, 2014	+ 6 months	$14,527
DHT Trader	Time Charter	$12,919	February 27, 2014	+ 6 months***	$14,409
Aframax
DHT Cathy	Time Charter	$12,300	February 15, 2014
DHT Sophie	Time Charter	$12,800	April 8, 2014	+ 8 months	$13,282

*           At charterer’s option
**        Tankers International Pool
***      Declared December 20, 2013

Technical Management of Our Fleet

The following is a summary of how we organize our ship management activities. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all information that you may find useful.

We uphold a policy of high quality operations. Our management company in Norway, DHT Management AS, supervises the third-party technical managers.  The third-party technical managers are responsible for the technical operation and upkeep of the vessels, including crewing, maintenance, repairs and dry-dockings, maintaining required vetting approvals and relevant inspections, and ensuring our fleet complies with the requirements of classification societies as well as relevant governments, flag states, environmental and other regulations.  Under the ship management agreements, each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.  We currently have one ship management provider: Goodwood Ship Management Pte Ltd in Singapore (“Goodwood”).

We place the insurance requirements related to our fleet with mutual clubs and underwriters through insurance brokers. Such requirements include, but are not limited to, marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and loss of hire insurance. Each vessel subsidiary pays the actual cost associated with the insurance placed for the relevant vessel.

Our Credit Facilities

For detail on our credit facilities, please see the section entitled “Secured Credit Facilities” our 2012 Form 20-F.  We are a holding company and have no significant assets other than cash and the equity interests in our subsidiaries. Our subsidiaries own all of our vessels and payments under the charters and from commercial pools are made to our subsidiaries.

The table below illustrates the scheduled repayment structure for our outstanding credit facilities (dollars in thousands):

Year	RBS Credit Facility	DHT Phoenix Credit Facility	DHT Eagle Credit Facility	Total Bank Borrowings
2013	–	–	–	–
2014	–	–	–	–
2015	–	2,437	2,500	4,937
2016	*	15,922	22,250	38,172
Thereafter	113,275	–	–	113,275
Total	$113,275	$18,359	$24,750	$156,384

*Commencing with the second quarter of 2016, installment payments under our secured credit facility, as amended, with The Royal Bank of Scotland plc (the “RBS Credit Facility”) will be equal to free cash flow for DHT Maritime during the preceding quarter capped at $7.5 million per quarter.  Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of (1) ship operating expenses, (2) voyage expenses, (3) estimated capital expenses for the following two quarters, (4) general & administrative expenses, (5) interest expenses and (6) change in working capital.

Corporate Information

Our principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number at that address is +1 (441) 299-4912.  Our website address is www.dhtankers.com.  The information on our website is not a part of this prospectus.  We own each of the vessels in our fleet through wholly-owned subsidiaries incorporated under the laws of the Republic of the Marshall Islands.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk.  You should carefully consider the risk factors below, those appearing under the heading “Item 3. Key Information—D. Risk Factors”  in our 2012 Form 20-F, incorporated herein by reference, as well as the other information contained in this prospectus and the other documents incorporated herein by reference, before making an investment in our common stock.  Some of the risks relate principally to us and our business and the industry in which we operate.  Other risks relate principally to the securities market and ownership of our shares.  If any of the circumstances or events described below, in our 2012 Form 20-F or elsewhere in this prospectus actually arise or occur, our business, financial condition, results of operations or cash flows could be materially and adversely affected.  In such a case, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

You should read the section entitled “Item 3. Key Information—D. Risk Factors” in our 2012 Form 20-F, and similar sections in subsequent filings, which are incorporated by reference in this prospectus, for information on risks relating to our business.

Risks Related to Our Industry

You should read the section entitled “Item 3. Key Information—D. Risk Factors” in our 2012 Form 20-F, and similar sections in subsequent filings, which are incorporated by reference in this prospectus, for information on risks relating to our industry.

Risks Related to Our Capital Stock

You should read the section entitled “Item 3. Key Information—D. Risk Factors” in our 2012 Form 20-F, and similar sections in subsequent filings, which are incorporated by reference in this prospectus, for information on risks relating to our capital stock.

Risks Related to Taxation

Certain adverse U.S. federal income tax consequences could arise for U.S. stockholders.

A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets are “passive assets” or assets that produce or are held for the production of “passive income”.  “Passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income”.

We believe it is more likely than not that the gross income we derive or are deemed to derive from our time chartering activities is properly treated as services income, rather than rental income.  Assuming this is correct, our income from our time chartering activities would not constitute “passive income”, and the assets we own and operate in connection with the production of that income would not constitute passive assets.  Consequently, based on our operations, we believe that it is more likely than not that we are not currently a PFIC.

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income earned from the performance of services.  The U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) income derived from certain time chartering activities should be treated as rental income rather than services income.  However, the U.S. Internal Revenue Service (the “IRS”) has stated that it disagrees with the holding of the Fifth Circuit case, and that time charters should be treated as services income.  We have not sought, and we do not expect to seek, an IRS ruling on this matter.  As a result, the IRS or a court could disagree with the position that we are not a PFIC.  No assurance can be given that this result will not occur.  In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, no assurance can be given that the nature of our operations will not change in the future, or that we will be able to avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. federal income tax consequences.  In particular, U.S. stockholders who are individuals would not be eligible for the maximum 20% preferential tax rate on qualified dividends.  In addition, under the PFIC rules, unless those stockholders make certain elections available under the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income upon the receipt of excess distributions and upon any gain from the disposition of our common stock, with interest payable on such tax liability as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of such stock.  The maximum 20% preferential tax rate for individuals would not be available for this calculation.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

Under the Code, 50% of our gross income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source gross transportation income and is subject to a 4% U.S. federal income tax without allowance for any deductions, unless we qualify for exemption from such tax under Section 883 of the Code.  Based on our review of the applicable Commission documents, we believe that we currently qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.

However, there are factual circumstances that could cause us to lose the benefit of this tax exemption in the future, and there is a significant risk that those factual circumstances could arise in 2014.  For instance, we might not qualify for this exemption if our common stock no longer represents more than 50% of the total combined voting power of all classes of our stock entitled to vote or of the total value of our outstanding stock.  In addition, we might not qualify if holders of our common stock owning a 5% or greater interest in our stock were to collectively own 50% or more of the outstanding shares of our common stock on more than half the days during the taxable year.  Finally, we may not qualify for the exemption under Section 883 of the Code after the conversion of certain of our Series B Participating Preferred Stock, par value $0.01 per share (the “Series B Participating Preferred Stock”), and we believe there is a significant likelihood this will happen in 2014.

If we are not entitled to this exemption for a taxable year, we would be subject in that year to a 4% U.S. federal income tax on our U.S. source gross transportation income.  This could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

We may be subject to taxation in the United Kingdom, which could have a material adverse effect on our results of operations.

If we were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to U.K. corporate tax. We intend to operate in a manner so that we do not have a permanent establishment in the United Kingdom and so that we are not resident in the United Kingdom, including by locating our principal place of business outside the United Kingdom, by requiring our executive officers to be outside of the United Kingdom when making any material decision regarding our business or affairs and by holding all of our board of directors meetings outside of the United Kingdom. However, because certain of our directors reside in the United Kingdom, and because U.K. statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the U.K. taxing authorities may contend that we are subject to U.K. corporate tax. If the U.K. taxing authorities made such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.

We may be subject to taxation in Norway, which could have a material adverse effect on our results of operations.

If we were considered to be a resident of Norway or to have a permanent establishment in Norway, all or a part of our profits could be subject to Norwegian corporate tax.  We operate in a manner so that we do not have a permanent establishment in Norway and so that we are not deemed to reside in Norway, including by having our principal place of business outside Norway.  Material decisions regarding our business or affairs are made, and our board of directors meetings are held, outside Norway and generally at our principal place of business.  However, because one of our directors resides in Norway and we have entered into a management agreement with our Norwegian subsidiary, DHT Management AS, the Norwegian tax authorities may contend that we are subject to Norwegian corporate tax.  If the Norwegian tax authorities make such a contention, we could incur substantial legal costs defending our position and, if we were unsuccessful in our defense, our results of operations would be materially and adversely affected.

USE OF PROCEEDS

We will not receive any proceeds from sales of shares of our common stock by the selling stockholders.

MARKET PRICE AND DIVIDENDS ON COMMON STOCK

Market Information

Our common stock is listed for trading on the New York Stock Exchange (the “NYSE”) and is traded under the symbol “DHT”.  As of January 14, 2014, there were 29,040,974 shares of our common stock outstanding, not including the 9,757,900 shares to be issued upon the possible mandatory conversion of each issued and outstanding share of the Series B Participating Preferred Stock into 100 shares of our common stock (the “Mandatory Conversion”). The issuance of such 9,757,900 shares of our common stock pursuant to the Mandatory Conversion is subject to our obtainment of the Shareholder Vote (as defined herein) and the filing of the Amendment (as defined herein) in accordance with the laws of the Republic of Marshall Islands. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—The Private Placement”.

The following table sets forth, for the periods indicated, the high and low sales prices for our common stock, as reported on the NYSE composite transaction tape, and quarterly dividend paid per share of our common stock. The last reported sale price of our common stock on the NYSE on January 14, 2014 was $7.38 per share.

In July 2012, we effected a 12-for-1 reverse stock split whereby each 12 shares of our common stock issued and outstanding as of close of trading on July 16, 2012, automatically and without any action on the part of the respective holders, was converted into one share of common stock (the “Reverse Stock Split”). The Reverse Stock Split affected all issued and outstanding shares of our common stock, as well as common stock underlying stock options and restricted stock awards outstanding prior to the effectiveness of the Reverse Stock Split. The following historical dividend information has been adjusted to account for the Reverse Stock Split.

	Price Range
	High	Low	Dividend per Common Share
Year ended December 31, 2012
First Quarter	$18.36	$8.79	$0.24
Second Quarter	$12.00	$7.20	$0.24
Third Quarter	$8.46	$5.36	$0.02
Fourth Quarter	$6.31	$3.54	$0.02
Year ending December 31, 2013
First Quarter	$4.90	$4.01	$0.02
Second Quarter	$5.07	$4.05	$0.02
Third Quarter	$4.79	$3.99	$0.02
Fourth Quarter	$6.95	$4.36	$0.02
Year ending December 31, 2014
First Quarter (1)	$8.57	$6.60	–

	Price Range
	High	Low
Year ended:
December 31, 2009	$84.60	$40.20
December 31, 2010	$58.68	$39.60
December 31, 2011	$62.28	$7.92
December 31, 2012	$18.36	$3.54
December 31, 2013	$6.95	$3.99

	Price Range
	High	Low

Month ended:
July 31, 2013	$4.79	$4.15
August 31, 2013	$4.66	$4.02
September 30, 2013	$4.54	$3.99
October 31, 2013	$5.50	$4.36
November 30, 2013	$5.74	$4.97
December 31, 2013	$6.95	$5.55
January 31, 2014 (1)	$8.57	$6.60

(1)	For the period commencing January 1, 2014 through January 28, 2014.

DIVIDEND POLICY

The following historical dividend information has been adjusted to account for the Reverse Stock Split.  In January 2008, our board of directors approved a dividend policy to provide stockholders of record with an intended fixed quarterly dividend.  Commencing with the first dividend payment attributable to the 2008 fiscal year, the dividend was $3.00 per share.  The dividends paid related to the four quarters of 2008 amounted to $3.00, $3.00, $3.60 and $3.60 per  share, respectively. The dividend paid related to the first quarter of 2009 was $3.00 per share. For the last three quarters related to 2009, we did not pay any dividend. For each of the four quarters related to 2010, we paid a dividend of $1.20 per share. The dividends paid related to the four quarters of 2011 amounted to $1.20, $1.20, $0.36 and $0.36 per share, respectively.  The dividends paid related to the four quarters of 2012 amounted to $0.24, $0.24, $0.02 and $0.02 per share, respectively.  The dividends paid related to the four quarters of 2013 amounted to $0.02, $0.02, $0.02 and $0.02 per share, respectively.

The timing and amount of dividend payments will be determined by our board of directors and will depend on, among other things, our cash earnings, financial condition, cash requirements and other factors.

CAPITALIZATION

The following table sets forth our capitalization:

●	on an actual historical basis, as of December 31, 2013; and

●
on an as adjusted basis, to give effect to (i) the pending amendment to our amended and restated articles of incorporation authorizing an increase in the number of authorized shares of our common stock from 30,000,000 to 150,000,000 (the “Amendment”); and (ii) the Mandatory Conversion.

                See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—The Private Placement”.  Other than these adjustments, there have been no material changes in our capitalization between December 31, 2013 and the date of this prospectus.

This table should be read in conjunction with our unaudited condensed consolidated financial statements as of and for the nine-months ended September 30, 2013 and the notes thereto included in this prospectus and our consolidated audited financial statements and the notes thereto in our 2012 Form 20-F and incorporated herein by reference. See “Where You Can Find Additional Information”.

Dollars in thousands	Actual	As Adjusted
Cash and cash equivalents	$126,065	$126,065
Total debt (1)	156,046	156,046
Total long term liabilities	156,046	156,046
Common stock, par value $0.01 per share; 30,000,000 shares authorized and 29,040,974 shares issued and outstanding at December 31, 2013 on an actual historical basis; and 150,000,000 shares authorized and 38,798,874 shares issued and outstanding on an as adjusted basis	290	388
Series B Participating Preferred Stock, par value $0.01 per share; 1,000,000 shares authorized and 97,579 shares issued and outstanding at December 31, 2013 on an actual historical basis; and 1,000,000 shares authorized and no shares issued or outstanding on an as adjusted basis	1	–
Additional paid-in capital	492,027	491,930
Retained earnings/(deficit)	(210,682)	(210,682)
Reserves	3,118	3,118
Total stockholders’ equity	284,754	284,754
Total capitalization	$440,800	$440,800

(1)  All of our existing indebtedness is secured and guaranteed.

SELECTED FINANCIAL DATA

The following table presents, in each case for the periods and as of the dates indicated, selected consolidated financial and other data that summarize historical financial and other information for our company.  The selected financial data as of and for the nine-month periods ended September 30, 2013 and 2012 are derived from the unaudited condensed consolidated financial statements as of and for the nine-months ended September 30, 2013, and the notes thereto included in this prospectus.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our unaudited condensed consolidated financial statements as of and for the nine-months ended September 30, 2013, and the notes thereto included in this prospectus and our consolidated audited financial statements and the notes thereto in our 2012 Form 20-F and incorporated herein by reference. See “Where You Can Find Additional Information”.

	Nine Months Ended September 30,
	2013	2012
	(in thousands, except per share data and fleet data)
Statement of operations data:
Shipping revenues	$56,068	$76,614
Voyage expenses	22,252	7,139
Total operating expenses	67,467	160,343
Operating income	(11,399)	(83,729)
Net income/(loss) after tax	(15,583)	(87,786)
Net income per share – basic and diluted (1)	$(1.01)	$(8.08)
Balance sheet data (at end of period):
Vessels	269,583	325,519
Total assets	334,968	416,178
Total current liabilities	11,776	17,261
Total non-current liabilities	156,004	211,752
Common and preferred stock	156	90
Total stockholders’ equity	167,189	187,165
Weighted average number of shares (basic)	15,467,791	15,414,438
Weighted average number of shares (diluted)	15,467,791	15,414,438
Dividends declared per share (2)	$0.06	$0.84
Cash flow data:
Net cash provided by operating activities	15,728	17,816
Net cash (used in) investing activities	20,146	9,850
Net cash provided by/(used in) financing activities	(57,173)	1,953
Fleet data:
Number of tankers owned and chartered in (at end of period)	8	9
Revenue days (3)	2,256	2,939

(1)
Number of shares for each period has been adjusted for the Reverse Stock Split at a ratio of 12-for-1 that became effective after the close of trading on July 16, 2012 and assumes the full exchange of all issued and outstanding shares of our Series A Participating Preferred Stock, par value $0.01 per share (the “Series A Participating Preferred Stock”), into shares of our common stock.

(2)
Dividend per common stock. For the nine-month period ended September 30, 2013 and 2012, respectively, we also declared a dividend of $6.80 and $0.53 per share of the Series A Participating Preferred Stock, respectively.

(3)
Revenue days consist of the aggregate number of calendar days in a period in which our vessels are owned by us or chartered in by us less days on which a vessel is off hire. Off hire days are days a vessel is unable to perform the services for which it is required under a time charter or according to pool rules. Off hire days include days spent undergoing repairs and drydockings, whether or not scheduled.

PLAN OF DISTRIBUTION

Our common stock covered by this prospectus may be offered and sold, from time to time, by the selling stockholders, or their respective transferees, pledgees, donees or their successors, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices, by a variety of methods, including the following:

●	on the NYSE or any other national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in privately negotiated transactions;

●	in an exchange distribution in accordance with the rules of the applicable exchange;

●	as settlement of short sales entered into after the date of the prospectus;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	through broker-dealers, who may act as agents or principals;

●	through sales “at the market” to or through a market-maker;

●	in a block trade, in which a broker-dealer will attempt to sell a block as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	through one or more underwriters on a firm commitment or best-efforts basis;

●	directly to one or more purchasers;

●	through agents;

●	in options transactions;

●	over the internet;

●	any other method permitted pursuant to applicable law; or

●	in any combination of the above.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

●	purchases of our common stock by a broker-dealer as principal and resales of our common stock by the broker-dealer for its account pursuant to this prospectus;

●	ordinary brokerage transactions; or

●	transactions in which the broker-dealer solicits purchasers.

                In addition, the selling stockholders may sell any of our common stock covered by this prospectus in private transactions or under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), rather than pursuant to this prospectus.

In connection with the sale of our common stock covered by this prospectus, broker-dealers may receive commissions or other compensation from the selling stockholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of our common stock for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of our common stock for whom they act as agents. Underwriters may sell our common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents or other persons acting on behalf of the selling stockholders that participate in the distribution of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of our common stock by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act.

In connection with the distribution of our common stock covered by this prospectus or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell securities short and deliver the common stock offered by this prospectus to close out their short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling stockholders may also from time to time pledge our common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon their default, the broker may offer and sell such pledged securities from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.

At any time a particular offer of our common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions or other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of our common stock covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, our common stock sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states our common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

In connection with an underwritten offering, the selling stockholders would execute an underwriting agreement with an underwriter or underwriters. Unless otherwise indicated in the revised prospectus or applicable prospectus supplement, such underwriting agreement would provide that the obligations of the underwriter or underwriters are subject to certain conditions precedent. The selling stockholders may grant to the underwriter or underwriters an option to purchase additional securities at the public offering price, less any underwriting discount, as may be set forth in the revised prospectus or applicable prospectus supplement. If the selling stockholders grant any such option, the terms of that option will be set forth in the revised prospectus or applicable prospectus supplement.

The selling stockholders are acting independently of us in making decisions with respect to the timing, price, manner and size of each sale. We have not engaged any broker-dealer or agent in connection with the sale of shares of our common stock held by the selling stockholder, and there is no assurance that the selling stockholders will sell any or all of their shares. We have agreed to make available to the selling stockholders copies of this prospectus and any applicable prospectus supplement and have informed the selling stockholders of the need to deliver copies of this prospectus and any applicable prospectus supplement to purchasers prior to any sale to them.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or “FINRA”, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by the selling stockholders for the sale of any securities being registered pursuant to Rule 415 under the Securities Act.

Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with the selling stockholders, to indemnification by the selling stockholders against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

We will bear all costs relating to the registration of our common stock under the registration statement of which this prospectus is a part.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our unaudited interim condensed consolidated financial statements, and the related notes included elsewhere in this prospectus, as well as “Item 5. Operating and Financial Review and Prospects” included in our 2012 Form 20-F, incorporated by reference in this prospectus.  This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based on assumptions about our future business.  Please see “Cautionary Statement Regarding Forward-Looking Statements” on page 54 of this prospectus for a discussion of the risks, uncertainties and assumptions relating to these statements.  Our actual results may differ from those contained in the forward-looking statements and such differences may be material.

Recent Developments

Results of Operations for the Three and Twelve Months Ended December 31, 2013

On January 23, 2014, we announced preliminary financial results for the three and twelve months ended December 31, 2013.  We intend to file our Annual Report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”) with the Commission in early March 2014.  Our financial results for the three and twelve months ended December 31, 2013 presented herein are preliminary and remain subject to completion of the review (for the three months ended December 31, 2013) or audit (for the twelve months ended December 31, 2013) by our independent registered public accounting firm in connection with the filing of our 2013 Form 20-F.  As a result, our financial results could be different from those set forth below and those differences could be material.

Our net revenues for the fourth quarter of 2013 were $30.9 million, a $10.3 million, or 50.0%, increase over the fourth quarter of 2012.  The increase was due to the $15.4 million payment from Citigroup Financial Products Inc. (“Citigroup”) related to final settlement of the sale of the Overseas Shipholding Group, Inc. (“OSG”) claims in the fourth quarter of 2013 offset by vessels coming off fixed rate charters and a fleet reduction from nine to eight vessels.  For additional detail on the OSG claims, please see “—OSG Bankruptcy and Claims” below.

We had net income in the fourth quarter of 2013 of $11.5 million, or $0.48 per diluted share, compared to a loss of $6.3 million, or $0.41 per diluted share (as adjusted for the Reverse Stock Split), in the fourth quarter of 2012.  The improvement was mainly due to the $15.4 million payment from Citigroup related to the sale of the OSG claims.  This payment was recorded as shipping revenues in the fourth quarter of 2013.

For fiscal 2013, we had shipping revenues of $87.0 million, compared to shipping revenues of $97.2 million in fiscal 2012, a decrease of $10.2 million, or 10.5%.  The decrease in revenues was mainly due to a reduction in our fleet from twelve vessels at the beginning of 2012 to eight vessels as of May 2013 and vessels coming off fixed rate charters, offset by the $15.4 million in revenue related to the sale of the OSG claim.

We had a net loss in fiscal 2013 of $4.1 million, or $0.24 per diluted share, compared to a net loss of $94.1 million or $7.83 per diluted share (as adjusted for the Reverse Stock Split) in fiscal 2012, a decrease of 95.6%.  Our net loss in 2012 was driven by impairment charges of $100.5 million, while, in 2013, our net loss was reduced by the $15.4 million in revenue related to the sale of the OSG claims.

At the end of the fourth quarter of 2013, our cash balance was $126.1 million, compared to $71.3 million at the end of fourth quarter 2012.

The Private Placement

On November 24, 2013, we entered into a Stock Purchase Agreement among us and the investors named therein (the “Stock Purchase Agreement”) pursuant to which we agreed to sell approximately $110 million of our equity to institutional investors pursuant to a private placement (the “Private Placement”). The equity includes 13,400,000 shares of our common stock and 97,579 shares of a new series of our preferred stock, the Series B Participating Preferred Stock. The closing of the Private Placement occurred on November 29, 2013, and the Private Placement generated net proceeds to us of approximately $106.7 million (after placement agent expenses, but before other transaction expenses), which we expect to use for general corporate purposes, including to pursue vessel acquisitions.

We called a special meeting of our shareholders of record as of December 13, 2013 to consider the Amendment, which would amend our amended and restated articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares. The special meeting is scheduled to take place on January 20, 2014. If our shareholders vote in favor of the increase (the “Shareholder Vote”), each share of Series B Participating Preferred Stock will mandatorily convert into 100 shares of our common stock at a 1:100 ratio, subject to further adjustment.  Certain of our existing shareholders and the institutional investors participating in the private placement have agreed to vote in favor of the increase in authorized shares pursuant to the terms of the Stock Purchase Agreement.  Holders of approximately 63% of our common stock outstanding as of December 13, 2013, the record date for the special meeting, have agreed to vote in favor of the increase in authorized shares.

In connection with the Private Placement, on November 24, 2013, we and Anchorage Illiquid Opportunities Offshore Master III, L.P. (the “Anchorage Investor”), an affiliate of Anchorage Capital Group L.L.C. (“Anchorage”), entered into an amendment to the Investor Rights Agreement dated May 2, 2012 between us and the Anchorage Investor.

The terms of the Private Placement were governed by the Stock Purchase Agreement attached as Exhibit 10.1 to our Report on 6-K filed with the Commission on November 26, 2013, and it is incorporated by reference into this prospectus. The form of Amendment is attached as Exhibit 3.1 hereto and is incorporated by reference into this prospectus.

HHI Ship Construction Agreement

On December 2, 2013, we announced that we have reached an agreement pursuant to two contracts (the “HHI Agreements”) with Hyundai Heavy Industries Co. Ltd. (“HHI”) for the construction of two VLCCs with a contract price of $92.7 million each, including certain additions and upgrades to the standard specification. The vessels are 300,000 dwt and will be delivered in July and September 2016, respectively. Further, pursuant to an option agreement (the “Option Agreement”) with HHI, we have an option for a third VLCC at the same price for delivery in the fourth quarter of 2016 if a firm contract is entered into.  Each of the HHI Agreements and the Option Agreement are attached as Exhibits 10.1, 10.2 and 10.3 hereto, respectively, and each is incorporated by reference into this prospectus.

On January 8, 2014, we announced that we have exercised our option to construct the third VLCC with HHI with a contract price of $92.7 million, including certain additions and upgrades to the standard specification, pursuant to a contract with HHI (the “Third HHI Agreement”). The Third HHI Agreement is attached as Exhibit 10.4 hereto and is incorporated by reference into this prospectus.

Ship Purchase Agreements

On January 22, 2014, we announced that we reached an agreement to acquire a VLCC built in 2006 from Gulf Eyadah Corporation for $47.5 million and an agreement to acquire a VLCC built in 2007 from Gulf Sheba Shipping Ltd (together, with Gulf Eyadah Corporation, the “Gulf Companies”) for $50.5 million.  Both VLCCs will be delivered during February 2014.  We have obtained a financing commitment to fund the acquisition of the VLCCs through a secured term loan facility (the “Term Loan Facility”) that will be between DNB Bank ASA, as lender, two special purpose companies (each a direct wholly owned subsidiary of us, and collectively, the “Borrowers”), and us, as guarantor.  The Borrowers will be permitted to borrow up to $100.0 million under the Term Loan Facility, split equally between two tranches, Tranche A and Tranche B.  Borrowings under Tranche A will bear interest at a rate equal to a margin of 325 basis points plus LIBOR and will mature in March 2019. Borrowings under Tranche B will bear interest at a rate equal to a margin of 450 basis points plus LIBOR and will mature in May 2014, subject to earlier repayment in certain circumstances.  The agreements with the Gulf Companies are attached as Exhibits 10.1 and 10.2 to to our Report on 6-K filed with the Commission on January 28, 2014 (File No. 001-32640), and each of these agreements is incorporated by reference into this prospectus.

OSG Bankruptcy and Claims

In connection with the Chapter 11 bankruptcy filing by OSG and certain of its affiliates commenced on November 14, 2012, OSG subsequently rejected our two long-term Suezmax bareboat charters with the approval of the presiding bankruptcy court.  We and certain of our affiliates filed claims against OSG and certain of its affiliates, including two subsidiaries of OSG, Dignity Chartering Corporation (“Dignity”) and Alpha Suezmax Corporation (“Alpha” and together with Dignity and OSG, the “Debtors”), for damages arising from the Debtors’ rejection of the bareboat charter agreements for the Overseas Newcastle (now known as the DHT Target) and Overseas London (now known as the DHT Trader), respectively, and against OSG on account of its guarantees of the obligations of Dignity and Alpha, respectively, under each of the respective bareboat charter agreements (collectively, the “Claims”).  We and certain of our affiliates and OSG and certain of its affiliates have agreed to a total claims amount of $46.0 million in full settlement of the Claims.

We entered into Assignment of Claims Agreements with Citigroup on March 14, 2013 in connection with the Claims whereby Citigroup agreed to purchase the undivided 100% interest in our right and title and interest in the Claims. We received an aggregate initial payment of approximately $6.9 million from Citigroup, and expect to receive an additional and final payment of approximately $8.5 million from Citigroup. Final approval with respect to such final payment was granted by the U.S. Bankruptcy Court in December 2013. As a result, we expect to record the total aggregate amount of approximately $15.4 million received from Citigroup as revenue in the fourth quarter 2013 financial statements.

Also, we and certain of our affiliates and OSG and certain of its affiliates have separately agreed to settle six further claims in the amount of $3.4 million plus attorneys’ fees filed by various of our affiliates against various affiliates of OSG, and OSG as guarantor of each claim on or about May 30, 2013, for a total claim amount of $1.5 million in full settlement of such claims. These claims have not been assigned to a third party and the amount, timing and form of any recovery is not known.

Mandatory Exchange

Pursuant to the Certificate of Designation of our previously outstanding Series A Participating Preferred Stock dated May 1, 2012, each share of our Series A Participating Preferred Stock automatically and without any action on the part of the respective holders thereof, was exchanged (the “Mandatory Exchange”) for 17 shares of our common stock on June 30, 2013.

Third Quarter Results

We reported revenues for the third quarter of 2013 of $17.3 million, compared to revenues of $24.6 million in the third quarter of 2012. The decline was due to vessels coming off fixed rate charters and a fleet reduction from nine to eight vessels.

Voyage expenses for the third quarter of 2013 were $6.1 million, compared to expenses of $6.6 million in the third quarter of 2012. Vessel operating expenses for the quarter were $5.8 million, compared to $6.3 million in the third quarter of 2012. The decrease was due to a reduction in the fleet off set by two vessels on bareboat charters redelivered from the charterer and now operated by us.

The DHT Target underwent technical upgrades and completed its third interim survey during the third quarter of 2013. The vessel had a total of 17 days off hire in connection with the third interim survey.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $6.4 million for the quarter, compared to $10.6 million in the third quarter of 2012.  The decline is due to the fleet reduction from nine to eight vessels and the impairment charge of $92.5 million in the third quarter of 2012.  The impairment charge in the third quarter of 2012 was a result of DHT performing an impairment test using the “value in use” method.  In assessing “value in use”, the estimated future cash flows are discounted to their present value.  The estimated future cash flow reflected the continued weak tanker market and OSG’s announcement regarding its solvency and anticipation of OSG’s rejection of the long-term bareboat charters for DHT Target (formerly Overseas Newcastle) and DHT Trader (formerly Overseas London).  The impairment test performed as of September 30, 2013 did not result in an impairment charge.  Commencing with the third quarter of 2012, we changed the estimated useful life of the vessels for the calculation of depreciation from 25 years to 20 years.

General & administrative expense (“G&A”) for the third quarter of 2013 was $2.2 million, unchanged from the prior-year period, and includes non-cash charges related to restricted share agreements for our management and board of directors.

Net financial expenses for the third quarter of 2013 were $0.9 million, compared to $0.9 million in the third quarter of 2012.

We had a net loss for the third quarter of 2013 of $4.1 million, or $0.26 per diluted share, compared to $96.7 million, or $6.27 per diluted share (as adjusted for the Reverse Stock Split), in the third quarter of 2012. The decrease was mainly due to the impairment charge of $92.5 million in the third quarter of 2012.

Net cash provided by operating activities for the third quarter of 2013 was $7.9 million, which includes $5.0 million related to changes in working capital, compared to net cash provided by operating activities of $8.5 million for the prior-year period.

Net cash used by investing activities for the third quarter of 2013 was $0.7 million, compared to $0.3 million for the prior-year period. The increase was due to a $0.4 million increase in investments in vessels.

Net cash used by financing activities for the third quarter of 2013 was $0.3 million, compared to $6.8 million for the prior-year period. The decrease was mainly due to a $3.1 million decrease in dividends paid and a $3.1 million decrease in repayment of long-term debt.

At the end of the third quarter of 2013, our cash balance was $50.0 million, compared to $72.2 million at the end of third quarter 2012. The decline was mainly due to repayment of long-term debt off set by issuance of stock. As of the date of our most recent compliance certificates submitted for the third quarter, we remain in compliance with our financial covenants.

We declared a cash dividend of $0.02 per common share for the third quarter of 2013 payable on November 21, 2013 for shareholders of record as of November 13, 2013.

Results for the First Nine Months of 2013

For the nine-month period ending September 30, 2013, we had revenues of $56.1 million, compared to revenues of $76.6 million for the prior-year period.  The decrease in revenues was mainly due to a reduction in the fleet from 12 vessels as of January 1, 2012 to eight vessels as of May 2013 and vessels coming off fixed rate charters.

Voyage expenses for the nine-month period ending September 30, 2013 were $22.2 million, compared to $7.1 million in the 2012 period. The increase was due to more vessels operating in the spot market after coming off time charters and bareboat charters.

Vessel operating expenses for the nine-month period ending September 30, 2013 were $18.3 million compared to $19.7 million for the prior-year period. The decline in vessel expenses is mainly due to the reduction in the fleet offset by operating expenses related to the two Suezmax vessels having been redelivered from their bareboat charters and now being operated by us.

Depreciation and amortization, including depreciation of capitalized dry docking costs, were $19.8 million for the nine-month period ending September 30, 2013 compared with $24.5 million for the same period of 2012. The decline was due to the reduction in the fleet and the impairment charge of $92.5 million in the third quarter of 2012. We had loss on sale of vessels of $0.7 million in the nine-month period ending September 30, 2013 compared to $2.2 million in the 2012 period.

G&A for the nine-month period ending September 30, 2013 was $6.5 million including non-cash cost related to restricted share agreements for our management and board of directors, compared to $7.4 million for the prior-year period. The decrease was due to lower expenses related to incentive compensation in 2013.

Net financial expenses were $4.1 million for the nine-month period ending September 30, 2013 compared to $3.9 million in the prior-year period. The decline in net financial expense is mainly due to lower interest expenses as a result of reduction in long term debt offset by financial expenses related to an amendment of a credit facility in the second quarter of 2013 and a gain on derivative financial instruments in the 2012 period.

We had a net loss for the nine-month period ending September 30, 2013 of $15.6 million, or $1.01 per diluted share, compared to a net loss of $87.8 million or $8.08 per diluted share (as adjusted for the Reverse Stock Split) for the prior-year period.

For the nine-month period ending September 30, 2013, net cash provided by operating activities was $15.7 million, compared to $17.8 million for the prior-year period. The decrease was mainly due to lower net income in the 2013 period (after adjusting the 2012 period for the $92.5 million impairment charge) offset by higher use of cash for operating assets and liabilities during the 2012 period mainly related to declines in our accounts receivable and prepaid charter hire.

Net cash provided by investing activities was $20.1 million for the nine-month period ending September 30, 2013, compared to $9.8 million for the prior-year period. The increase was mainly due to an $8.6 million increase in cash received from the sale of vessels, as well as a $1.7 million decrease in investments in vessels.

Net cash used in financing activities for the nine-month period ending September 30, 2013 was $57.2 million mainly due to the repayment of long-term debt and for the payment of dividends. For the first nine months of 2012, net cash flows provided by financing activities were $2.0 million, resulting from an issuance of our capital stock offset by the payment of dividends and repayment of long term debt.

Working capital, defined as total current assets less total current liabilities, was $53.3 million as of September 30, 2013 compared with $73.2 million at December 31, 2012. We had no commitments for capital expenditures other than for mandatory interim and special surveys as of September 30, 2013.  Please see “—Recent Developments—HHI Ship Construction Agreement” above for additional detail on our future capital expenditures.

We monitor our covenant compliance on an ongoing basis. Decline in vessel values could result in our company no longer being in compliance with our minimum value covenants. Such non-compliance could result in us making pre-payments under our credit agreements. As of the date of our most recent compliance certificates submitted for the third quarter of 2013, we remain in compliance with our financial covenants. Second-hand tanker values can be highly volatile. We will assess the market value of our fleet in subsequent quarters and, depending on second-hand values at those times, may be required to pay down a portion of our indebtedness to banks in accordance with the terms of our outstanding credit facilities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates related to the variable rate of the borrowings under our secured credit facilities.  Amounts borrowed under the credit facilities bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability.  In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  A one percentage point increase in LIBOR would have increased our interest expense for the nine months ended September 30, 2013 by approximately $1.2 million based upon our debt level as of September 30, 2013 ($1.6 million as of September 30, 2012).  We are exposed to the spot market.  Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity.  Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.  A significant part of our vessels are currently exposed to the spot market.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of January 1, 2014:

Name	Age	Position
Erik A. Lind	58	Class III Director and Chairman
Einar Michael Steimler	65	Class I Director
Mark McComiskey	41	Class II Director
Rolf A. Wikborg	55	Class III Director
Robert N. Cowen	65	Class I Director
Svein Moxnes Harfjeld	49	Chief Executive Officer
Trygve P. Munthe	52	President
Eirik Ubøe	52	Chief Financial Officer
Svenn Magne Edvardsen	43	Technical Director

Set forth below is a brief description of the business experience of our current directors and executive officers.

Erik A. Lind—Chairman of the Board of Directors. Mr. Erik A. Lind has more than 30 years’ experience in corporate banking, global shipping and specialized and structured asset financing. Mr. Lind is currently the Chief Executive and a director of Tufton Oceanic Limited. Prior to this he served two years as Managing Director of GATX Capital and six years as Executive Vice President at IM Skaugen ASA. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company and Oslobanken. Mr. Lind currently serves on the boards of RK Offshore International Holding Limited and ACS Shipping Limited and on the advisory board of A.M. Nomikos. Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

Einar Michael Steimler—Director. Mr. Einar Michael Steimler has over 38 years’ experience in the shipping industry. From 2008 to 2011 he served as chairman of Tanker (UK) Agencies, the commercial agent to Tankers International. He was instrumental in the formation of Tanker (UK) Agencies in 2000 and served as its CEO until end 2007. From 1998 to 2010, Mr. Steimler served as a Director of Euronav. He has been involved in both sale and purchase and chartering brokerage in the tanker, gas and chemical sectors and was a founder of Stemoco, a ship brokerage firm. He graduated from the Norwegian School of Business Management in 1973 with a degree in Economics. Mr. Steimler is a resident of the United Kingdom and a citizen of Norway.

Mark McComiskey—Director. Mr. Mark McComiskey has more than 15 years’ experience in the private equity and legal sectors. Mr. McComiskey is currently making private investments in the energy sector.  Prior to this, he was a Managing Director at First Reserve Corporation from 2006 to 2012, Co-Head of the buyout business from 2011 to 2012 and a Vice President and director from 2004 to 2006. While with First Reserve Corporation he was the chairman of CHC Helicopter Corporation and Torus Insurance Holdings Limited and a director of Ansaldo Energia S.p.A and Dresser-Rand Group Inc. From 2000 to 2004 he was a principal at Clayton, Dubilier & Rice, Inc. Prior to this he was an associate at Debevoise & Plimpton LLP.  Mr. McComiskey earned his J.D., magna cum laude, from Harvard Law School and Economics A.B. degree, magna cum laude, from Harvard College.  Mr. McComiskey is a resident and citizen of the United States.

Rolf A. Wikborg—Director. Mr. Rolf A. Wikborg has over 28 years’ experience in the shipping industry. Mr. Wikborg was a founding partner of AMA Capital Partners, a maritime merchant banking firm involved in the shipping, offshore and cruise sectors. Prior to founding the AMA, Mr. Wikborg worked with Fearnleys in Norway and Mexico. He now runs his own maritime investment banking practice. He is a director of Western Bulk and is advisor to Kuwait Finance House on maritime matters. Mr. Wikborg holds a Bachelor of Science in Management Sciences from the University of Manchester, England. Mr. Wikborg is a citizen and resident of Norway.

Robert N. Cowen—Director. Mr. Robert N. Cowen has over 25 years of senior level executive experience in the shipping industry. Since March 2012, he has served as consultant and then Senior Vice President Finance and Administration of Chemlube International LLC, a company engaged in the trading and distribution of base oils and the blending and distribution of lubricants. From February 2010 to January 2012, he served as a Managing Director of Lincoln Vale LLC, an alternative investment management firm with a focus on investing in dry bulk shipping. From February 2007 to December 2007 he served as Chief Executive Officer of OceanFreight, Inc. From October 2005 to December 2006, Mr. Cowen was a partner in Venable LLP. Prior to this, Mr. Cowen worked for 25 years at OSG where he served as Chief Operating Officer from 1999 until 2005. Mr. Cowen holds an A.B. degree from Cornell University and a J.D. degree from the Cornell Law School.  Mr. Cowen is a resident and citizen of the United States.

Svein Moxnes Harfjeld—Chief Executive Officer. Mr. Harfjeld joined DHT as Chief Executive Officer on September 1, 2010. Mr. Harfjeld has over 20 years of experience in the shipping industry. He was most recently with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously he held senior management positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. Mr. Harfjeld is a citizen of Norway.

Trygve P. Munthe—President. Mr. Munthe joined DHT as President on September 1, 2010. Mr. Munthe has over 20 years of experience in the shipping industry. He was previously CEO of Western Bulk, President of Skaugen Petrotrans and CFO of I.M. Skaugen. Mr. Munthe currently serves as chairman of the board of Ness, Risan & Partners AS. Mr. Munthe is a citizen of Norway.

Eirik Ubøe—Chief Financial Officer. Mr. Ubøe joined DHT in 2005 as Chief Financial Officer. Mr. Ubøe has been involved in international accounting and finance for more than 20 years including as finance director of the Schibsted Group and a vice president in the corporate finance and ship finance departments of various predecessors to JPMorgan Chase. Mr. Ubøe holds an MBA from the University of Michigan’s Ross School of Business and a Bachelor in Business Administration from the University of Oregon. Mr. Ubøe is a citizen of Norway.

Svenn Magne Edvardsen—Technical Director. Mr. Edvardsen joined DHT as Technical Director in December 2010. Mr. Edvardsen has over 20 years of experience in the shipping industry and joined DHT from Frontline Ltd., where he served as fleet manager. He has sailed at ranks up to Chief Engineer on oil tankers and has been a surveyor with Det Norske Veritas. He has further been technical superintendent for offshore vessels and managed a ship repair and modification yard. Mr. Edvardsen is a citizen of Norway.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board is currently composed of five directors, all of whom are independent under the applicable rules of the NYSE.  We have no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our board of directors is elected annually on a staggered basis and each director elected holds office for a three-year term. Each of Mr. Erik Lind and Mr. Rolf Wikborg was initially elected in July 2005. Mr. Einar Michael Steimler was initially appointed in March 2010. Mr. Robert N. Cowen was initially appointed in May 2010. Mr. Mark McComiskey was initially appointed in September 2013. The term of our Class I directors, Mr. Steimler and Mr. Cowen, expires in 2014, the term of our Class III directors, Mr. Lind and Mr. Wikborg, expires in 2015 and the term of our Class II director, Mr. McComiskey, expires in 2016.

Our directors are elected by a plurality of the votes cast by stockholders entitled to vote. There is no provision for cumulative voting.

Our bylaws provide that our board of directors must consist of at least three members. Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board of directors.

Board Committees

Our board of directors has five directors and the following five committees: (1) Audit Committee, (2) Compensation Committee, (3) Nominating Committee, (4) Corporate Governance Committee and (5) Investment Committee. The function of each committee is described below. Each committee operates under a written charter adopted by our board of directors. All of the committee charters are available under “Governance” in the “About DHT” section of DHT’s website at www.dhtankers.com. The purpose and membership of each of the committees as of the date of this prospectus is as follows:

The purpose of our audit committee is to oversee (i) management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements and ethical standards, (iv) significant financial transactions and financial policy and strategy, (v) the qualifications and independence of our outside auditors, (vi) the performance of our internal audit function and (vii) the outside auditors’ annual audit of our financial statements. Mr. Lind is our “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K. In addition to Mr. Lind, the members of the audit committee are Mr. Cowen (chairperson) and Mr. Wikborg.

The purpose of our compensation committee is to (i) discharge the board of director’s responsibilities relating to the evaluation and compensation of our executives, (ii) oversee the administration of our compensation plans, (iii) review and determine director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of the Commission. The members of the compensation committee are Mr. Steimler (chairperson), Mr. Lind, Mr. McComiskey and Mr. Wikborg.

The purpose of our nominating committee is to (i) identify individuals qualified to become board of directors members and recommend such individuals to the board of directors for nomination for election to the board of directors, (ii) make recommendations to the board of directors concerning committee appointments and (iii) review and make recommendations for executive management appointments. The members of the nominating committee are Mr. Lind (chairperson), Mr. Steimler and Mr. Cowen.

The purpose of our corporate governance committee is to (i) develop, recommend and annually review our corporate governance guidelines and oversee corporate governance matters and (ii) coordinate an annual evaluation of the board of directors and its chairman. The members of the corporate governance committee are Mr. Wikborg (chairperson) and Mr. Cowen.

The purpose of our investment committee is to (i) review and make recommendations to our board of directors regarding the acquisition or sale of any vessel, (ii) review and make recommendations to our board of directors regarding entry into any sale-and-leaseback transactions relating to any vessels and (iii) review and make recommendations to our board of directors regarding the entry into any time charter of a term greater than 18 months. The members of the investment committee are Mr. McComiskey (chairperson), Mr. Lind and Mr. Steimler.

Directors Compensation, Executive Compensation, and Employment Agreements

For detail on the compensation of our directors and executive officers for the most recently completed financial year, please see “Item 6—Directors, Senior Management and Employees” in our 2012 Form 20-F.

Recent Developments

Increase in Shares Available under our 2012 Incentive Compensation Plan

On June 13, 2013, our shareholders voted to increase the number of shares of our common stock available under our 2012 Incentive Compensation Plan from 455,000 to 1,075,000, and on August 20, 2013, we amended our 2012 Incentive Compensation Plan to reflect such increase in the number of shares of our common stock available under the plan.  The First Amendment to the 2012 Incentive Compensation Plan was attached as Exhibit 4.2 to our Registration Statement on Form S-8 filed with the Commission on August 20, 2013, and such Exhibit 4.2 is incorporated by reference into this prospectus.

SELLING STOCKHOLDERS

Under the terms of the Stock Purchase Agreement entered into with the institutional accredited investors in the Private Placement, we agreed to file a registration statement, of which this prospectus forms a part, for the resale of up to 23,157,900 shares of our common stock issued in the Private Placement, which includes the common stock to be issued upon the Mandatory Conversion. We are also registering an additional 4,972,058 shares of our common stock owned by the Anchorage Investor. Each of the selling stockholders, or their respective transferees, pledgees, donees or their successors, may resell, from time to time, all, some or none of our common stock covered by this prospectus, as provided in this prospectus under the section entitled “Plan of Distribution” and in any applicable prospectus supplement. However, we do not know when or in what amount the selling stockholders may offer their shares of common stock for sale under this prospectus, if any.

The following table, which was prepared based on information publicly filed or supplied to us by the selling stockholders, sets forth, with respect to each selling stockholder, the name of the selling stockholder, the number of shares of common stock beneficially owned by the selling stockholder (assuming the Mandatory Conversion has occurred) and the number of shares of common stock to be offered by the selling stockholder pursuant to this prospectus. The information in this table is based upon 38,798,874 shares of our common stock outstanding as of January 14, 2014, assuming that the Mandatory Conversion has occurred. Except as otherwise indicated below or in the section entitled “Related Party Agreements” herein, there is no material relationship between us and any of the selling stockholders.

Each of the selling stockholders has represented in writing to us that it purchased or acquired the shares of our common stock for investment only and for such selling stockholder’s own account, not as nominee or agent, and not with a view to the public resale or distribution of any part thereof and that at the time of the purchase or acquisition of the shares of our common stock to be resold, each selling stockholder had no present intention of selling, granting any participation in, or otherwise distributing our common stock in violation of the Securities Act.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering (1)	Percentage of Shares of Common Stock Owned prior to the Offering (1)	Number of Shares of Common Stock Offered pursuant to this Prospectus	Number of Shares of Common Stock Owned after the Offering	Percentage of Common Stock Owned after the Offering
AAM Absolute Return Fund (2)	1,052,500	2.7%	1,052,500	–	–
Claren Road Credit Master Fund, Ltd. (3)	3,500,500	9.0%	3,500,500	–	–
Oceanic Hedge Fund (4)	749,247	1.9%	749,247	–	–
Oceanic Opportunities Master Fund, L.P. (4)	2,408,253	6.2%	2,408,253	–	–
Canyon Value Realization Fund, L.P. (5)	678,985	1.6%	678,985	–	–
Canyon Value Realization Master Fund, L.P. (5)	1,356,573	3.5%	1,356,573	–	–
Canyon Balanced Master Fund, Ltd. (5)	536,065	1.4%	536,065	–	–
Canyon—GRF Master Fund II, L.P. (5)	141,157	*	141,157	–	–

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering (1)	Percentage of Shares of Common Stock Owned prior to the Offering (1)	Number of Shares of Common Stock Offered pursuant to this Prospectus	Number of Shares of Common Stock Owned after the Offering	Percentage of Common Stock Owned after the Offering
Canyon Distressed Opportunity Master Fund, L.P. (5)	124,132	*	124,132	–	–
Canyon—TCDRS Fund, LLC (5)	99,625	*	99,625	–	–
Canyon Value Realization MAC 18 Ltd. (5)	26,602	*	26,602	–	–
Permal Canyon Fund, Ltd. (5)	48,183	*	48,183	–	–
AAI Canyon Fund PLC (5)	45,024	*	45,024	–	–
Permal Canyon IO Ltd. (5)	101,154	*	101,154	–	–
Eika Alpha (6)	145,600	*	145,600	–	–
KLP Alfa Global Energi (7)	1,262,600	3.3%	1,262,600	–	–
Awilco Invest (8)	842,100	2.2%	842,100	–	–
Storm Nordic Fund (9)	69,400	*	69,400	–	–
Sparebanken Vest (10)	36,800	*	36,800	–	–
Perritt Ultra Micro Cap Fund (11)	105,200	*	105,200	–	–
a/c F-20TJA (DNB 2020) (12)	48,400	*	48,400	–	–
a/c F-BARNA (DNB BARNEFOND) (12)	115,300	*	115,300	–	–
a/c F-NOTRA (DNB NORGE IV) (12)	2,361,300	6.1%	2,361,300	–	–
Odin Maritim (13)	1,052,600	2.7%	1,052,600	–	–
Cavenham Real Return (14)	104,100	*	104,100	–	–
Kairos International Sicav Key (15)	210,000	*	210,000	–	–
Kairos Eurasian (16)	210,000	*	210,000	–	–
Kontrari AS (17)	210,500	*	210,500	–	–
Hadron Alpha Select Fund (18)	315,800	*	315,800	–	–
Hadron Master Fund (18)	315,700	*	315,700	–	–
Anchorage Illiquid Opportunities Offshore Master III, L.P. (19)	5,182,558	13.4%	5,182,558	–	–
Warwick European Distressed & Special Situations Credit Fund L.P. (20)	2,105,000	5.4%	2,105,000	–	–

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering (1)	Percentage of Shares of Common Stock Owned prior to the Offering (1)	Number of Shares of Common Stock Offered pursuant to this Prospectus	Number of Shares of Common Stock Owned after the Offering	Percentage of Common Stock Owned after the Offering
QVT Fund V LP (21)	1,625,315	4.2%	1,625,315	–	–
QVT Fund IV LP (21)	263,233	*	263,233	–	–
Quintessence Fund L.P. (21)	216,452	*	216,452	–	–
RS Platou ASA (22)	464,000	1.2%	464,000	–	–

*	Less than 1%

(1)	Including shares of our common stock to be received upon the Mandatory Conversion.

(2)	The address for AAM Absolute Master Return Fund is c/o Oslo Asset Management ASA, Fjordalléen 16, P.O. Box 1423 Vika, 0115 Oslo, Norway.

AAM Absolute Return Fund is an affiliate of Oslo Asset Management Fund plc. Harald James Otterhaug, the Chief Executive Officer of Oslo Asset Management Fund plc, holds investment power and voting power with respect to the shares owned by AAM Absolute Master Return Fund.

(3)
Claren Road Credit Master Fund, Ltd. (the “Claren Road Fund”) is a Cayman Islands exempt company.  Claren Road Asset Management, LLC (“Claren Road”), a registered investment adviser, serves as investment manager for the Claren Road Fund.  Brian Riano, Sean Fahey and John Eckerson are responsible for the day-to-day management and control of Claren Road and direct the investment making authority of Claren Road Fund. Messrs. Riano, Fahey and Eckerson hold both voting power and investment power with respect to the shares owned by the Claren Road Fund. The address of Claren Road is 900 Third Avenue, Floor 29, New York, NY 10022, United States, Attention: Legal Department.

(4)	The address for Oceanic Hedge Fund and for Oceanic Opportunities Master Fund, L.P. is St. George’s Court, Upper Church Street, Douglas, Isle of Man, IM1 1EE.

No natural person holds voting power and/or investment power over Oceanic Hedge Fund or Oceanic Opportunities Master Fund, L.P. Oceanic Hedge Fund and Oceanic Opportunities Master Fund, L.P. are affiliates of Oceanic Investment Management Limited, Tufton Oceanic (Isle of Man) Limited and Cato Brahde.  Oceanic Opportunities Master Fund, L.P. is also an affiliate of Oceanic Opportunities GP Limited.  Assuming the Mandatory Conversion occurs, Oceanic Investment Management Limited, Tufton Oceanic (Isle of Man) Limited and Cato Brahde may be deemed to beneficially own 3,157,500 shares of our common stock, and may be deemed to beneficially own 8.1% of our common stock issued and outstanding as of January 14, 2014; and Oceanic Opportunities GP Limited may be deemed to own 2,408,253 shares of our common stock, and may be deemed to beneficially own 6.2% of our common stock issued and outstanding as of January 14, 2014.  Erik A. Lind, the chairman of our board of directors, is the Chief Executive Officer and a director of Tufton Oceanic Limited, an affiliate of Oceanic Hedge Fund and Oceanic Opportunities Master Fund, L.P.

(5)
The address for each of Canyon Value Realization Fund, L.P., Canyon Value Realization Master Fund, L.P., Canyon Balanced Master Fund, Ltd., Canyon—GRF Master Fund II, L.P., Canyon Distressed Opportunity Master Fund, L.P., Canyon—TCDRS Fund, LLC, Canyon Value Realization MAC 18 Ltd., Permal Canyon Fund, Ltd., AAI Canyon Fund PLC and Permal Canyon IO Ltd. is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067, United States.

Canyon Capital Advisors LLC (“Canyon”) is the investment advisor to Canyon Value Realization Fund, L.P., Canyon Value Realization Master Fund, L.P., Canyon Balanced Master Fund, Ltd., Canyon—GRF Master Fund II, L.P., Canyon Distressed Opportunity Master Fund, L.P., Canyon—TCDRS Fund, LLC, Canyon Value Realization MAC 18 Ltd., Permal Canyon Fund, Ltd., AAI Canyon Fund PLC and Permal Canyon IO Ltd.  (collectively, the “Canyon Funds”), Joshua S. Friedman, the Co-Chairman and Co-Chief Executive Officer of Canyon, Mitchell R. Julius, the Co-Chairman and Co-Chief Executive Officer of Canyon, John P. Plaga, a Partner and the Chief Financial Officer of Canyon, and Jonathan M. Kaplan, the General Counsel of Canyon, each holds voting power and investment power with respect to the shares owned by each of the Canyon Funds. Assuming the Mandatory Conversion occurs, Canyon may be deemed to beneficially own 3,157,500 shares of our common stock, and may be deemed to beneficially own 8.1% of our common stock issued and outstanding as of January 14, 2014.

(6)
The address for Eika Alpha is P.O. Box 2349 Solli, 0201 Oslo, Norway. Knut Harald Gjellestad holds investment power with respect to the shares owned by Eika Alpha, and Stig Erik Brekke holds voting power with respect to the shares owned by Eika Alpha.

(7)
The address for KLP Alfa Global Energi is Bjørvika 10, 0191 Oslo, Norway. Torkel A. Aaberg, Eric Nasby and Håvard Gulbrandsen each holds investment power with respect to the shares owned by KLP Alfa Global Energi. The board of directors of KLP Fondsforvaltning, an affiliate of KLP Alfa Global Energi, holds voting power with respect to the shares owned by KLP Alfa Global Energi.

(8)
The address for Awilco Invest is c/o A Wilhelmsen Management AS, P.O. Box 1583 Vika, 0118 Oslo, Norway. Thomas Raaschou, Geir Stave and Eric Jacobs each holds voting power and investment power with respect to the shares owned by Awilco Invest.

(9)
The address for Storm Nordic Fund is Storm Capital Management Ltd., 100 New Bond Street, London W1S 1SP, United Kingdom. Morten E. Astrup, Erik M. Mathiesen and Kim Johanson, the members of the investment committee of Storm Nordic Fund, each holds voting power and investment power with respect to the shares owned by Storm Nordic Fund.

(10)
The address for Sparebanken Vest is Kaigaten 4, P.O. Box 7999, 5020 Bergen, Norway. Pål Pedersen, Kåre Røssland, Anne Grete Solheim, Thorleif Berg, Marianne Kirkeleit, Eirik Fausa, Karstein Lien, Siren Sundland, Gro Hatleskog, Hallgeir Isdahl, Frank Johannesen, Åsmund Heen and Øyvind Telle each holds voting power and investment power with respect to the shares owned by Sparebanken Vest.

(11)
The address for Perritt Ultra Micro Cap Fund is 300 S. Wacker Dr., Ste 2880, Chicago, IL 60606, United States. Michael Corbett is the President and Portfolio Manager of Perritt Ultra Micro Cap Fund and holds voting power and investment power with respect to the shares owned by Perritt Ultra Micro Cap Fund.

(12)	The address for each of a/c F-20TJA (DNB 2020), a/c F-BARNA (DNB BARNEFOND) and a/c F-NOTRA (DNB NORGE IV) (together, the “DnB Funds”) is Dronning Eufemias, gate 30, 0021 Oslo, Norway.

The DnB Funds are affiliates of DnB Asset Management (“DnB”).  Assuming the Mandatory Conversion occurs, DnB may be deemed to beneficially own 2,525,000 shares of our common stock, and may be deemed to beneficially own 6.5% of our common stock issued and outstanding as of January 14, 2014. No natural person holds voting power and/or investment power with respect to the shares owned by the DnB Funds.

(13)	The address for Odin Maritim is Fjordalléen 16, 0250 Oslo, Norway. Jarle Sjo and Lars Mohagen each holds voting power and investment power with respect to the shares owned by Odin Maritim.

(14)
The address for Cavenham Real Return is c/o General Oriental Investments SA – 1 Place des Florentins CH – 1204 Geneva, Switzerland. No natural person holds voting power and/or investment power with respect to the shares owned by Cavenham Real Return.

(15)
The address for Kairos International Sicav Key is 33, Rue de Gasperich – L – 5826 Hesperange, Luxembourg. The fund managers for Kairos International Sicav Key are Guido Brera and Federico Riggio, and each holds voting power and investment power with respect to the shares owned by Kairos International Sicav Key.

(16)
The correspondence address for Kairos Eurasian is Kairos Investment Management Limited, 77 Cornhill, London EC3V 3QQ. Michele Fiumara holds voting power and investment power with respect to the shares owned by Kairos Eurasian.

(17)	The address for Kontrari AS is Nedre Bekkegt 1, 4370 Egersund, Norway. Frode Teigen holds voting power and investment power with respect to the shares owned by Kontrari AS.

(18)	The address for each of Hadron Alpha Select Fund and Hadron Master Fund is 5 Royal Exchange Buildings, London EC3V 3NL, United Kingdom.

Hadron Capital LLP (“Hadron Capital”) acts as investment manager for Hadron Alpha Select Fund and Hadron Master Fund. Marco D’Attanasio, the Portfolio Manager of Hadron Capital, holds investment power and voting power with respect to the shares held by Hadron Alpha Select Fund and Hadron Master Fund. Assuming the Mandatory Conversion occurs, Hadron Capital may be deemed to beneficially own 631,500 shares of our common stock, and may be deemed to beneficially own 1.6% of our common stock issued and outstanding as of January 14, 2014.

(19)	The address for Anchorage Illiquid Opportunities Offshore Master III, L.P. is Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012.

Anchorage Advisors Management, L.L.C. (“Anchorage Management”) is the sole managing member of Anchorage, which is the investment advisor to the Anchorage Investor. Anthony L. Davis is the President of Anchorage and a managing member of Anchorage Management; Kevin M. Ulrich is the Chief Executive Officer of Anchorage and the senior managing member of Anchorage Management; and Anchorage holds investment power and voting power with respect to the shares held by the Anchorage Investor.  Assuming the Mandatory Conversion occurs, Anchorage Management, Anchorage, Anthony L. Davis and Kevin M. Ulrich may be deemed to beneficially own 5,182,558 shares of our common stock, and may be deemed to beneficially own 13.4% of our common stock issued and outstanding as of January 14, 2014.

(20)
The address for Warwick European Distressed & Special Situations Credit Fund L.P. (the “Warwick Fund”) is 94 Solaris Avenue, Camana Bay, P.O. Box 1348, George Town, Grand Cayman, Cayman Islands, KY1-9005. Warwick Capital Partners LLP acts as the investment advisor of the Warwick Fund and has discretionary, investment and voting power with respect to the shares owned by the Warwick Fund. Alfredo Mattera and Ian Burgess are members of Warwick Capital Partners LLP and are deemed to control the shares held by the Warwick Fund by virtue of their limited partnership interests in Warwick Capital Partners LLP.

(21)	The address for QVT Fund V LP, QVT Fund IV LP and Quintessence Fund L.P. is 1177 Avenue of the Americas, 9th Floor, New York, NY 10036, United States.

Management of Quintessence Fund L.P., QVT Fund IV LP and QVT Fund V LP (together, “QVT”) is vested in their general partner, QVT Associates GP LLC, which may be deemed to beneficially own the securities held by QVT.  QVT Financial LP is the investment manager of QVT and shares voting and investment control over the securities held by QVT.  QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP.  The managing members of QVT Financial GP LLC are Daniel Gold, Nicholus Brumm, Arthur Chu and Tracy Fu.  Assuming the Mandatory Conversion occurs, QVT may be deemed to beneficially own 2,105,000 shares of our common stock, and may be deemed to beneficially own 5.4% of our common stock issued and outstanding as of January 14, 2014.  Each of QVT Financial LP, QVT Financial GP LLC and the managing members of QVT Financial GP LLC disclaims beneficial ownership of the securities held by QVT.

(22)
The address for RS Platou ASA is Haakon VII’s gate 10, P.O. Box 1604 Vika, 0119 Oslo, Norway. No natural person holds voting power and/or investment power with respect to the shares owned by RS Platou ASA.

RELATED PARTY AGREEMENTS

On November 24, 2013, we entered into the Stock Purchase Agreement with certain investors.  Pursuant to the terms of the Stock Purchase Agreement, each investor has agreed, among other things, to vote all of the shares of our common stock that such investor holds in favor of a proposed increase in the number of authorized shares of our common stock.  The aggregate number of shares of our common stock subject to the voting arrangements set forth in the Stock Purchase Agreement is 18,372,058, or approximately 63% of our outstanding common stock as of December 13, 2013, the record date for the special meeting called for purposes of considering the Amendment.  Additionally, an affiliate of Anchorage purchased 2,105 shares of our Series B Participating Preferred Stock in the Private Placement, and affiliates of Tufton Oceanic Finance Group purchased 1,827,000 shares of our common stock and 13,305 shares of our Series B Participating Preferred Stock in the Private Placement.  Erik A. Lind, the chairman of our board of directors, is the Chief Executive Officer and a director of Tufton Oceanic Limited.

On May 2, 2012, we entered into an Investor Rights Agreement with the Anchorage Investor, a subsidiary of Anchorage, and entered into an Amendment to the Investor Rights Agreement with the Anchorage on November 24, 2013 (as amended to date, the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, (1) we agreed to increase the size of our board of directors by one individual, who shall be designated by the Anchorage Investor so long as the Anchorage investor owns at least 7.5% of the voting power of our outstanding common stock, and (2) subject to certain conditions, the Anchorage Investor has the right to appoint one designee to attend meetings of our board of directors as a non-voting observer.  The Anchorage Investor agreed, as an investor party to the Stock Purchase Agreement, to vote all of the shares of our common stock and Series B Participating Preferred Stock that it holds in favor of a proposed increase in the number of authorized shares of our common stock.  The November 24, 2013 amendment to the Investor Rights Agreement is attached as Exhibit 10.2 to our Report on 6-K filed with the Commission on November 26, 2013, and it is incorporated by reference into this prospectus.

We have agreed to provide certain customary registration rights to the Anchorage Investor in connection with the shares of our common stock it received upon the Mandatory Exchange. Pursuant to the Investor Rights Agreement, the Anchorage Investor has appointed Mark McComiskey to our board of directors.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that are currently in effect. We refer you to our amended and restated articles of incorporation, a copy of which has been filed as Exhibit 3.1 to a Report on Form 6-K dated January 21, 2014 and incorporated by reference herein, and our amended and restated bylaws, a copy of which has been filed as Exhibit 3.1 to a Report on Form 6-K dated February 22, 2013, which is incorporated by reference into our 2012 Form 20-F.

Purpose

Our purpose, as stated in Article II of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 150,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.  As of the date of this prospectus, we have outstanding 29,040,874 shares of common stock and 97,579 shares of Series B Participating Preferred Stock, and neither we nor our subsidiaries hold any shares of common stock or Series B Participating Preferred Stock in treasury.

Description of Common Stock

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Description of Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine the terms of and rights attaching to such preferred stock, including with respect to, among other things, dividends, conversion, voting, redemption, liquidation, designation and the number of shares constituting any such series. The issuance of shares of preferred stock may have the effect of discouraging, delaying or preventing a change of control of us or the removal of our management. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of shares of our common stock.

Series B Participating Preferred Stock

In connection with our Private Placement that closed in November 29, 2013, we designated and issued 97,579 shares of a new series of preferred stock, the Series B Participating Preferred Stock.  We called a special meeting of our shareholders of record as of December 13, 2013, to consider the Amendment.  The special meeting is scheduled to take place on January 20, 2014. If our shareholders vote in favor of the increase, each share of Series B Participating Preferred Stock will mandatorily convert into 100 shares of our common stock at a 1:100 ratio, subject to further adjustments.  The terms of the Series B Participating Preferred Stock are governed by a Certificate of Designation attached as Exhibit 3.1 to our Report on 6-K filed with the Commission on December 2, 2013, and it is incorporated by reference into this prospectus.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by stockholders holding not less than one-fifth of all the outstanding shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

               Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

               The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

               There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Issuance of Capital Stock

Under the terms of our amended and restated articles of incorporation and the laws of the Republic of the Marshall Islands, our board of directors has authority, without any further vote or action by our stockholders, to issue any remaining authorized shares of blank check preferred stock and any remaining authorized shares of our common stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Our bylaws provide that stockholders are required to give us advance notice of any person they wish to propose for election as a director if that person is not proposed by our board of directors. These advance notice provisions provide that the stockholder must have given written notice of such proposal not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to stockholders or the date on which public disclosure of the date of the annual general meeting was made.

In the case of a special general meeting called for the purpose of electing directors, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was mailed to stockholders or the date on which public disclosure of the date of the special general meeting was made. Any nomination not properly made will be disregarded.

A director may be removed only for cause by the stockholders, provided notice is given to the director of the stockholders meeting convened to remove the director and provided such removal is approved by the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Limited Actions By Stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders. Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our chairman or chief executive officer, at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company LLC.

Listing

                Our common stock is listed on the NYSE under the symbol “DHT”.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information with respect to the beneficial ownership of our common stock or Series B Participating Preferred Stock as of January 14, 2014, by:

•	each person who is known by us to beneficially own 5% or more of any class of our outstanding shares of common stock or Series B Participating Preferred Stock;

•	each member of our board of directors who beneficially owns any class of shares of our of common stock or Series B Participating Preferred Stock;

•	each of our executive officers; and

•	all members of our board of directors and our executive officers as a group.

Beneficial ownership is determined in accordance with the Commission rules and includes voting or investment power with respect to the securities. Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse.

               Unless otherwise indicated, the address for all beneficial owners is c/o DHT Holdings, Inc., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.  At the close of business on January 14, 2014, there were 29,040,974 shares of common stock outstanding, and 97,579 shares of the Series B Participating Preferred Stock outstanding.  Unless otherwise indicated, this table does not give effect to any changes that may result from the Mandatory Conversion.

	Number of Shares of Common Stock	Percentage of Shares of Common Stock	Number of Shares of Series B Participating Preferred Stock	Percentage of Shares of Series B Participating Preferred Stock	Percentage of Total Voting Securities (a)
Persons owning more than 5% of a class of our equity securities
Anchorage Capital Group, L.L.C. (1)	4,972,058	17.1%	2,105	2.2%	13.4%
Claren Road Credit Master Fund, Ltd. (2)	2,026,000	7.0%	14,745	15.1%	9.0%
Tufton Oceanic (Isle of Man) Limited (3)	1,827,000	6.3%	13,305	13.6%	8.1%
Canyon Capital Advisors LLC (4)	1,827,000	6.3%	13,305	13.6%	8.1%
DnB Asset Management (5)	1,461,000	5.0%	10,640	10.9%	6.5%
Warwick European Distressed & Special Situations Credit Fund L.P. (6)	1,218,000	4.2%	8,870	9.1%	5.4%
QVT Financial LP (7)	1,218,000	4.2%	8,870	9.1%	5.4%
KLP Alfa Global Energi (8)	730,000	2.5%	5,326	5.5%	3.3%

Directors
Erik A. Lind (9)	26,232	*	–	–	*
Mark McComiskey	–	–	–	–	–
Rolf A. Wikborg (10)	21,630	*	–	–	*
Einar Michael Steimler (10)	23,016	*	–	–	*
Robert Cowen (10)	34,717	*	–	–	*
Executive Officers					–
Svein Moxnes Harfjeld (11)	301,876	*	–	–	*

	Number of Shares of Common Stock	Percentage of Shares of Common Stock	Number of Shares of Series B Participating Preferred Stock	Percentage of Shares of Series B Participating Preferred Stock	Percentage of Total Voting Securities (a)
Trygve Preben Munthe (11)	299,278	*	–	–	*
Eirik Ubøe (12)	51,567	*	–	–	*
Svenn Magne Edvardsen (13)	119,183	*	–	–	*

Directors and executive officers as a group (9 persons)	877,498	3.0%	–	–	2.3%

*Less than 1%

(a)
Assumes the Mandatory Conversion of the Series B Participating Preferred Stock. Percentages are based on the votes that the issued and outstanding shares of the Series B Participating Preferred Stock were entitled to in the aggregate on January 14, 2014.

(1)
Based upon a Schedule 13D/A filed with the Commission on December 4, 2013 by Anchorage on behalf of itself and certain reporting persons and upon information provided to us by Anchorage.  The address for Anchorage is Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012. Anchorage Management is the sole managing member of Anchorage. Anthony L. Davis is the President of Anchorage and a managing member of Anchorage Management; Kevin M. Ulrich is the Chief Executive Officer of Anchorage and the senior managing member of Anchorage Management; and Anchorage holds investment power and voting power with respect to the shares held by the Anchorage Investor.

(2)
Based upon a Schedule 13G filed with the Commission on December 18, 2013 by Claren Road and the Claren Road Fund and information provided to us by Claren Road.  Brian Riano, Sean Fahey and John Eckerson are responsible for the day-to-day management and control of Claren Road and direct the investment making authority of Claren Road Fund. Messrs. Riano, Fahey and Eckerson hold both voting power and investment power with respect to the shares owned by the Claren Road Fund. The address of Claren Road is 900 Third Avenue, Floor 29, New York, NY 10022, United States, Attention: Legal Department.

(3)
Based upon a Schedule 13G filed with the Commission on December 5, 2013 by Tufton Oceanic (Isle of Man) Limited on behalf of itself and certain reporting persons and information provided to us by Oceanic Hedge Fund, Oceanic Opportunities Master Fund, L.P. and their respective affiliates.  Tufton Oceanic (Isle of Man) Limited is an affiliate of Oceanic Hedge Fund, which owned 433,547 shares of our common stock and 3,157 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, and Oceanic Opportunities Master Fund, L.P., which owned 1,393,453 shares of our common stock and 10,148 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014.  The address for Tufton Oceanic (Isle of Man) Limited is St. George’s Court, Upper Church Street, Douglas, Isle of Man, IM1 1EE. No natural person holds voting power and/or investment power over Oceanic Hedge Fund or Oceanic Opportunities Master Fund, L.P.

(4)
Based upon information provided to us by Canyon. Canyon is the investment advisor to Canyon Value Realization Fund, L.P., which owned 392,885 shares of our common stock and 2,861 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, Canyon Value Realization Master Fund, L.P., which owned 784,973 shares of our common stock and 5,716 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, Canyon Balanced Master Fund, Ltd., which owned 310,165 shares of our common stock and 2,259 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, Canyon—GRF Master Fund II, L.P., which owned 81,657 shares of our common stock and 595 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, Canyon Distressed Opportunity Master Fund, L.P., which owned 71,832 shares of our common stock and 523 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, Canyon—TCDRS Fund, LLC, which owned 57,625 shares of our common stock and 420 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, Canyon Value Realization MAC 18 Ltd., which owned 15,402 shares of our common stock and 112 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, Permal Canyon Fund, Ltd., which owned 27,883 shares of our common stock and 203 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, AAI Canyon Fund PLC, which owned 26,024 shares of our common stock and 190 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, and Permal Canyon IO Ltd., which owned 58,554 shares of our common stock and 426 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014.  Joshua S. Friedman, the Co-Chairman and Co-Chief Executive Officer of Canyon, Mitchell R. Julius, the Co-Chairman and Co-Chief Executive Officer of Canyon, John P. Plaga, a Partner and the Chief Financial Officer of Canyon, and Jonathan M. Kaplan, the General Counsel of Canyon, each holds voting power and investment power with respect to the shares owned by each of the Canyon Funds. The address for Canyon is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067, United States.

(5)
Based upon information provided to us by DnB. DnB is an affiliate of a/c F-20TJA (DNB 2020), which owned 28,000 shares of our common stock and 204 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, a/c F-BARNA (DNB BARNEFOND), which owned 66,700 shares of our common stock and 486 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, and a/c F-NOTRA (DNB NORGE IV), which owned 1,366,300 shares of our common stock and 9,950 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014.  The address for DnB is Dronning Eufemias, gate 30, 0021 Oslo, Norway.  No natural person holds voting power and/or investment power with respect to the shares owned by DnB Funds.

(6)
Based upon information provided to us by the Warwick Fund. The address for the Warwick Fund is 94 Solaris Avenue, Camana Bay, P.O. Box 1348, George Town, Grand Cayman, Cayman Islands, KY1-9005. Warwick Capital Partners LLP acts as the investment advisor of the Warwick Fund and has discretionary, investment and voting power with respect to the shares owned by the Warwick Fund. Alfredo Mattera and Ian Burgess are members of Warwick Capital Partners LLP and are deemed to control the shares held by the Warwick Fund by virtue of their limited partnership interests in Warwick Capital Partners LLP.

(7)
Based upon a Schedule 13G filed with the Commission on December 5, 2013 by QVT Financial LP on behalf of itself and certain reporting persons and information provided to us by QVT.  QVT Financial LP is the investment manager of QVT Fund V LP, which owned 940,415 shares of our common stock and 6,849 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, QVT Fund IV LP, which owned 152,333 shares of our common stock and 1,109 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014, and Quintessence Fund L.P., which owned 125,252 shares of our common stock and 912 shares of our Series B Participating Preferred Stock issued and outstanding as of January 14, 2014. The address for QVT Financial LP is 1177 Avenue of the Americas, 9th Floor, New York, NY 10036, United States.

QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. The managing members of QVT Financial GP LLC are Daniel Gold, Nicholus Brumm, Arthur Chu and Tracy Fu. Each of QVT Financial LP, QVT Financial GP LLC and the managing members of QVT Financial GP LLC disclaims beneficial ownership of the securities held by QVT.

(8)
Based upon information provided to us by KLP Alfa Global Energi.  The address for KLP Alfa Global Energi is Bjørvika 10, 0191 Oslo, Norway.  Torkel A. Aaberg, Eric Nasby and Håvard Gulbrandsen each holds investment power with respect to the shares owned by KLP Alfa Global Energi. The board of directors of KLP Fondsforvaltning, an affiliate of KLP Alfa Global Energi, holds voting power with respect to the shares owned by KLP Alfa Global Energi.

(9)	Includes 9,334 shares of restricted stock subject to vesting conditions.

(10)	Includes 8,291 shares of restricted stock subject to vesting conditions.

(11)
Does not include 62,500 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 62,500 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 180,000 shares of restricted stock subject to vesting conditions.

(12)
Does not include 5,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018, 5,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018 and 965 options with an exercise price of $144 per share and expiring on October 18, 2015. Includes 23,610 shares of restricted stock subject to vesting conditions.

(13)
Does not include 25,000 options with an exercise price of $7.75 per share and expiring on June 13, 2018 and 25,000 options with an exercise price of $10.70 per share and expiring on June 13, 2018. Includes 75,279 shares of restricted stock subject to vesting conditions.

COMPARISON OF MARSHALL ISLANDS CORPORATE LAW TO DELAWARE CORPORATE LAW

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder “rights” plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders’ rights.

Marshall Islands	Delaware

Stockholder Meetings

Held at a time and place as designated in the bylaws	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
May be held in or outside of the Marshall Islands	May be held in or outside of Delaware
Notice:	Notice:
 –> Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

–> Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

–> A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting	–> Written notice shall be given not less than 10 nor more than 60 days before the meeting

Stockholder’s Voting Rights

Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote	Stockholders may act by written consent to elect directors by all the stockholders entitled to vote
Any person authorized to vote may authorize another person or persons to act for him by proxy	Any person authorized to vote may authorize another person to act for him by proxy
Unless otherwise provided in the articles of incorporation, majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting

For non-stock companies, a certificate of incorporation or bylaws may specify the number of members to constitute a quorum.

No provision for cumulative voting
For stock corporations, a certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

The certificate of incorporation may provide for cumulative voting

Directors

The board of directors must consist of at least one member	The board of directors must consist of at least one member
Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Dissenter’s Rights of Appraisal

Stockholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

–> Alters or abolishes any preferential right of any outstanding shares having preference; or
–> Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
–> Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
–> Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Stockholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
Attorney’s fees may be awarded if the action is successful
Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

SHARES ELIGIBLE FOR FUTURE SALE

All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by an affiliate of ours, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as significant stockholders of our common stock.

Generally, Rule 144 provides that a person who has beneficially owned “restricted” shares for at least one year will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the then outstanding shares of our common stock; and

●	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to post-sale notice requirements and the availability of current public information about the issuer.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or otherwise acquires shares of our common stock, the shares held by that person are required under Rule 144 to be sold in brokers’ transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradable without restriction.

Sales of substantial amounts of our common stock in the open market, or the perceptions regarding availability of such shares for sale, could adversely affect the price of our common stock.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this registration. All of such amounts (except the Commission registration fee and the FINRA filing fee) are estimated.

Commission registration fee		$22,354.77
NYSE listing fee		*
FINRA filing fee		*
Blue Sky fees and expenses		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent and Registrar fees and expenses		*
Miscellaneous		*

Total	$	*

* To be provided by a prospectus supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this prospectus.

EXPERTS

The 2012 financial statements and the retrospective adjustments to the 2011 and 2010 disclosures incorporated by reference in this prospectus from DHT Holdings, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2012 and the effectiveness of DHT Holdings, Inc.’s internal control over financial reporting have been audited by Deloitte AS, independent registered public accounting firm, as set forth in their report which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the 2012 financial statements, (2) expresses an unqualified opinion on the retrospective adjustments to the 2011 and 2010 financial statements, and (3) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte AS is Dronning Eufemias gate 14, 0191 Oslo, Norway.

The consolidated financial statements of DHT Holdings, Inc. for the years ended December 31, 2011 and December 31, 2010 appearing in DHT Holdings, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2012 have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young AS is Dronning Eufemias gate 6, Oslo, Norway.

LEGAL MATTERS

The validity of the securities offered by this prospectus and certain other matters relating to Marshall Islands law will be passed upon for us by Reeder & Simpson P.C. Certain other legal matters relating to United States law will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

ENFORCEMENT OF CIVIL LIABILITIES

DHT Holdings, Inc. is a Marshall Islands corporation and our principal executive offices are located outside the United States in Bermuda. A majority of our directors and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and officers are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, it is uncertain whether the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a “U.S. Holder”, as defined below, with respect to the acquisition, ownership and disposition of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER U.S. FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OR DISPOSITION OF OUR COMMON STOCK.

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and holders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to holders of our common stock.

U.S. Federal Income Tax Considerations

The following discussion represents the opinion of Cravath, Swaine & Moore LLP regarding the material U.S. federal income tax consequences to us of our activities and, subject to the limitations described above, to you as a holder of shares of our common stock.

This discussion is based on the Code, the Treasury regulations issued thereunder, published administrative interpretations of the IRS and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis.

Taxation of Our Operating Income

Our subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

U.S. Taxation of Our Shipping Income

For purposes of the following discussion, “shipping income” means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture we directly or indirectly own or participate in that generates such income, or from the performance of services directly related to those uses.

“U.S. source gross transportation income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. Except as provided below, our U.S. source gross transportation income would be subject to a 4% U.S. federal income tax imposed without allowance for deductions. Shipping income attributable to transportation exclusively between non-U.S. ports generally will not be subject to U.S. federal income tax.

Under Section 883 of the Code and the regulations thereunder, we will be exempt from the 4% U.S. federal income tax if:

1.	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2.	either:

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, referred to as the “50% Ownership Test”, or

(B) our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations or in the United States, referred to as the “Publicly-Traded Test”.

The Marshall Islands, the jurisdiction where we are incorporated, grants an “equivalent exemption” to U.S. corporations. Therefore, we will be eligible for the exemption under Section 883 of the Code if either the 50% Ownership Test or the Publicly-Traded Test is met. Because our common stock is traded on the NYSE and our stock is widely held, it would be difficult or impossible for us to establish that we satisfy the 50% Ownership Test.

As to the Publicly-Traded Test, the regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. We believe that our common stock, is, and will continue to be, “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires our common stock to be “regularly traded” on an established securities market. Because our common stock is listed on the NYSE, and because our preferred stock is not listed for trading on any exchange, our common stock is the only class of our outstanding stock traded on an established securities market. Our common stock will be treated as “regularly traded” on the NYSE for purposes of the Publicly-Traded Test if:

(i)
our common stock represents more than 50% of the total combined voting power of all classes of our stock entitled to vote and of the total value of all of our outstanding stock, referred to as the “trading threshold test”;

(ii)
our common stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, referred to as the “trading frequency test”; and

(iii)
the aggregate number of shares of our common stock traded on such market during the taxable year is at least 10% of the average number of shares of our common stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), referred to as the “trading volume test”.

We believe we satisfy the trading threshold test. We also believe we satisfy, and will continue to satisfy, the trading frequency and trading volume tests. However, even if we do not satisfy these tests in the future, both tests are deemed satisfied if our common stock is traded on an established securities market in the United States and is regularly quoted by dealers making a market in such stock. Because our common stock is listed on the NYSE, we believe this is and will continue to be the case.

        Notwithstanding the foregoing, our common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of such stock is owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such stock, referred to as the “5 Percent Override Rule”.

In order to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock (“5% Stockholders”) we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Commission as having a 5% or more beneficial interest in our common stock. In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

We believe that the 5 Percent Override Rule has not been triggered with respect to our common stock. However, the 5 Percent Override Rule might be triggered in the future as a result of factual circumstances beyond our control, for example, if one or more stockholders became a 5% Stockholder. In this case, the 5 Percent Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the value of our common stock for more than half the number of days during the taxable year.

In particular, we believe that it is likely that in January 2014, the conversion of certain of our Series B Participating Preferred Stock into our common stock will result in our triggering the 5 Percent Override Rule unless we meet substantiation requirements and continue on an ongoing basis to meet substantiation requirements from our 5% Stockholders. As a result, there is a material risk that we will not satisfy the 50% Ownership Test in 2014.

In any year that the 5 Percent Override Rule is triggered with respect to our common stock, we will be eligible for the exemption from tax under Section 883 of the Code only if (i) we can nevertheless satisfy the Publicly-Traded Test, which would require us to show that the exception to the 5 Percent Override Rule applies, as described above, or if (ii) we can satisfy the 50% Ownership Test. In either case, we would have to satisfy certain substantiation requirements regarding the identity of our stockholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Based on the foregoing, we believe we currently satisfy the Publicly-Traded Test, and therefore we qualify for the exemption under Section 883 of the Code. However, if at any time in the future, including in 2014, we fail to qualify for these benefits, our U.S. source gross transportation income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as U.S. source gross transportation income, the effective rate of U.S. federal income tax on such shipping income would be 2%.

If the benefits of Section 883 of the Code become unavailable to us in the future, any of our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, net of applicable deductions, would be subject to the U.S. federal corporate income tax at rates of up to 35%. In addition, we may be subject to the 30% “branch profits tax” on such earnings, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

We expect that none of our U.S. source gross transportation income will be “effectively connected” with the conduct of a U.S. trade or business. Such income would be “effectively connected” only if:

●	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income, and

●
substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

                We believe that we will not meet these conditions because we will not have, nor will we permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis.

Income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to a U.S. corporate income tax on net income at rates of up to 35% (and the branch profits tax described above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided that the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be considered to occur outside of the United States.

U.S. Federal Income Taxation of “U.S. Holders”

The following section applies to you only if you are a “U.S. Holder”. For this purpose, a “U.S. Holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

●
is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust,

●	owns our common stock as a capital asset, and

●	owns less than 10% of our common stock for U.S. federal income tax purposes.

If a partnership holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding shares of our common stock is urged to consult its own tax advisor.

Distributions on our Common Stock

Subject to the discussion of PFICs below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles (“E&P”). Distributions in excess of such E&P will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at a maximum preferential tax rate of 20% provided that (i) our common stock is readily tradable on an established securities market in the United States (such as the NYSE); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year, as discussed below; (iii) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which such common stock becomes ex-dividend; and (iv) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends we pay out of E&P which are not eligible for the preferential tax rates will be taxed at ordinary income rates in the hands of a U.S. Non-Corporate Holder. Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder’s adjusted basis in a share of our common stock—paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income”, then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible provided that we are not a PFIC, as discussed below.

In addition, even if we are not a PFIC, under legislation which was proposed (but not enacted) in a previous session of Congress, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate. Although the term “comprehensive income tax system” was not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Sale, Exchange or Other Disposition of our Common Stock

Provided that we are not a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of U.S. Non-Corporate Holders are eligible for a maximum 20% preferential tax rate. A U.S. Holder’s ability to deduct capital losses against income is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In particular, U.S. Non-Corporate Holders would not be eligible for the maximum 20% preferential tax rate on qualified dividends. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common stock, either

●
at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

●	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We believe that it is more likely than not that the gross income we derive, or are deemed to derive, from our time chartering activities is properly treated as services income rather than rental income. Assuming this is correct, our income from time chartering activities would not constitute “passive income”, and the assets we own and operate in connection with the production of that income would not constitute passive assets. Consequently, we believe it is more likely than not that we are not currently a PFIC.

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income earned from the performance of services. The U.S. Court of Appeals for the Fifth Circuit has held that, for purposes of a different set of rules under the Code, income derived from certain time chartering activities should be treated as rental income rather than services income. However, the IRS stated that it disagrees with the holding of the Fifth Circuit case, and that time charters should be treated as contracts for services. We have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position that we are not currently a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common stock, such U.S. Holder will thereafter be required to file IRS Form 8621 with his or her U.S. Federal income tax return to report his or her ownership of our common stock if the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds. U.S. Holders are urged to consult their own tax advisors concerning the filing of IRS Form 8621.

In addition, as discussed more fully below, if we were treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder made an election to treat us as a “Qualified Electing Fund”, which election is referred to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock as discussed below.

Taxation of U.S. Holders of a PFIC Making a Timely QEF Election

If we were a PFIC and a U.S. Holder made a timely QEF election, which U.S. Holder is referred to as an “Electing Holder”, the Electing Holder would report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain (which gain shall not exceed our E&P for the taxable year), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. Any such income would not be eligible for the maximum 20% preferential tax rates applicable to qualified dividend income as discussed above. The Electing Holder’s adjusted tax basis in our common stock would be increased to reflect taxed but undistributed E&P. Distributions of E&P that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in such common stock and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of such common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If we were treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, different and more adverse tax consequences would apply.

Taxation of U.S. Holders of a PFIC Making a “Mark-to-Market” Election

Alternatively, if we were treated as a PFIC for any taxable year and our common stock is treated as “marketable stock”, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to such stock, provided that the U.S. Holder completes and files IRS Form 8621 with its U.S. federal income tax return. We believe our common stock should be treated as “marketable stock” for this purpose.

If the mark-to-market election is made with respect to a U.S. Holder’s common stock, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of such common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in such common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder in income.

Taxation of U.S. Holders of a PFIC not Making a Timely QEF or “Mark-to-Market” Election

Finally, if we were treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, referred to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for such common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock,

●
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC during the Non-Electing Holder’s holding period, would be taxed as ordinary income, and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

                These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were a PFIC and a Non-Electing Holder who was an individual died while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Certain of these rules would apply to a U.S. Holder who made a QEF election for one of our taxable years if we were a PFIC in a prior taxable year during which the holder was a stockholder and for which the holder did not make a QEF election.

U.S. Return Disclosure Requirement for Individual U.S. Holders

U.S. Holders who are individuals and who hold certain specified foreign financial assets, including financial instruments issued by a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in the Notes.

Medicare Tax

A U.S. Non-Corporate Holder (excluding certain trusts within a special class of trusts that is exempt from such tax) is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. person’s net investment income will generally include its gross dividend income and its net gains from the disposition of shares, unless such dividend or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Non-Corporate Holder is urged to consult its own tax advisor regarding the applicability of the Medicare tax to its ownership of our common stock.

U.S. Federal Income Taxation of “Non-U.S. Holders”

The following section applies to you only if you are a “Non-U.S. Holder”. For this purpose, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Distributions on our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on distributions received from us with respect to our common stock, unless that dividend income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Taxable Disposition of our Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock unless:

●
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, any income from the common stock, including dividends and the gain from the sale, exchange or other disposition of such stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a Non-U.S. Holder that is a corporation, your E&P that is attributable to the effectively connected income, which is subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, taxable distributions made within the United States to you will be subject to information reporting requirements if you are a U.S. Non-Corporate Holder. Such distributions may also be subject to backup withholding tax if you are a U.S. Holder and you:

●	fail to provide an accurate taxpayer identification number;

●	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

●	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell our common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States. However, such information reporting requirements will not apply if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form F-3 under the Securities Act with respect to the offer and sale of securities pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement. The registration statement includes and incorporates by reference additional information and exhibits. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the securities offered by this prospectus, reference is made to the registration statement.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we file periodic reports and other information with the Commission. These periodic reports and other information are available for inspection and copying at the Commission’s public reference facilities and the website of the Commission referred to above. As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but we are required to furnish certain proxy statements to stockholders under NYSE rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer”, we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

●
the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Commission on April 29, 2013, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;

●	our Reports on Form 6-K filed with the Commission on November 26, 2013, December 2, 2013, December 3, 2013, January 21, 2014 and both Reports on Form 6-K on January 28, 2014; and

●	Exhibit 4.2 of our Registration Statement on Form S-8 filed with the Commission on August 20, 2013.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

We will provide, free of charge upon written or oral request, to each person to whom this prospectus is delivered, including any beneficial owner of the securities, a copy of any or all of the information that has been incorporated by reference into this prospectus, but which has not been delivered with the prospectus. Requests for such information should be made to us at the following address:

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
Phone: +1 (441) 299-4912
Fax: +1 (441) 298-7800
Email info@dhtankers.com

                You should assume that the information appearing in this prospectus and any accompanying prospectus supplement, as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

                This prospectus contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made by us and information currently available to us. When used in this document, words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “will”, “may”, “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We may also from time to time make forward-looking statements in our periodic reports that we will file with the Commission, other information sent to our security holders and other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under “Risk Factors” on page 5 of this prospectus as well as those appearing under the heading “Item 3. Key Information—D. Risk Factors” in our 2012 Form 20-F.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Factors that might cause results to differ include, but are not limited to, the following:

●	future payments of dividends and the availability of cash for payment of dividends;

●	future operating or financial results, including with respect to the amount of charter hire and freight revenue that we may receive from operating our vessels;

●	statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

●	expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels’ useful lives;

●	expectations about the availability of insurance on commercially reasonable terms;

●	our and our subsidiaries’ ability to comply with operating and financial covenants and to repay their debt under the secured credit facilities;

●	our ability to obtain additional financing and to obtain replacement charters for our vessels;

●	assumptions regarding interest rates;

●	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

●	greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

●	changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

●	changes in the rate of growth of the world and various regional economies;

●	risks incident to vessel operation, including discharge of pollutants; and

●	unanticipated changes in laws and regulations.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

FINANCIAL STATEMENTS
DHT Holdings, Inc.
Index to Unaudited Condensed Consolidated Financial Statements

Page

Condensed Consolidated Statement of Financial Position as of September 30, 2013 and December 31, 2012	F-2
Condensed Consolidated Income Statement for the three months ended September 30, 2013 and September 30, 2012 and the nine months ended September 30, 2013 and September 30, 2012	F-3
Condensed Consolidated Statement of Cash Flows for the three months ended September 30, 2013 and September 30, 2012 and the nine months ended September 30, 2013 and September 30, 2012	F-5
Summary Consolidated Statement of Changes in Shareholders’ Equity for the nine months ended September 30, 2013 and September 30, 2012	F-7
Notes to Condensed Consolidated Financial Statements	F-9

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	Sept. 30, 2013	December 31, 2012
Current assets
Cash and cash equivalents		$50,003	71,303
Accounts receivable	8	14,042	13,874
Prepaid expenses		68	485
Bunkers		943	3,616
Total current assets		65,057	89,278

Non-current assets
Vessels	5	269,583	310,023
Other property, plant and equipment		328	458
Total non-current assets		269,912	310,481

Total assets		334,968	399,759

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		3,446	6,199
Derivative financial instruments	4	–	772
Current portion long term debt	4	–	9,000
Deferred income	10	6,894	–
Deferred Shipping Revenues		1,436	155
Total current liabilities		11,776	16,125

Non-current liabilities
Long term debt	4	156,004	202,637
Total non-current liabilities		156,004	202,637

Total liabilities		167,780	218,762

Stockholders’ equity
Stock	6,7	156	95
Additional paid-in capital	6,7	386,098	386,159
Retained earnings/(deficit)		(221,714)	(205,258)
Reserves		2,648	–
Total stockholders equity		167,189	180,997

Total liabilities and stockholders’ equity		334,968	399,759

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q3 2013	Q3 2012	9 months 2013	9 months 2012
	Note	Jul. 1-Sept. 30, 2013	Jul. 1-Sept. 30, 2012	Jan. 1-Sept. 30, 2013	Jan. 1-Sept. 30, 2012

Shipping revenues		$17,327	24,615	$56,068	76,614

Operating expenses
Voyage expenses		(6,149)	(6,594)	(22,252)	(7,139)
Vessel operating expenses		(5,765)	(6,258)	(18,296)	(19,650)
Charter hire expense		–	(2,202)	–	(6,892)
Depreciation and amortization	5	(6,430)	(10,574)	(19,754)	(24,530)
Impairment charge	5	–	(92,500)	–	(92,500)
Profit /( loss), sale of vessel		–	–	(669)	(2,231)
General and administrative expense		(2,209)	(2,251)	(6,496)	(7,401)
Total operating expenses		$(20,553)	(120,380)	$(67,467)	(160,343)

Operating income		$(3,226)	(95,764)	$(11,399)	(83,729)

Interest income		15	124	117	190
Interest expense		(959)	(1,773)	(3,820)	(5,665)
Fair value gain/(loss) on derivative financial instruments	4	–	642	-	1,533
Other Financial income/(expenses)		15	98	(443)	8
Profit/(loss) before tax		$(4,154)	(96,674)	$(15,545)	(87,663)

Income tax expense		50	(49)	(38)	(123)
Net income/(loss) after tax		$(4,104)	(96,723)	$(15,583)	(87,786)
Attributable to the owners of parent		$(4,104)	(96,723)	$(15,583)	(87,786)

			(Adjusted)*		(Adjusted)*
Basic net income/(loss) per share		(0.26)	(6.27)	(1.01)	(8.08)
Diluted net income/(loss) per share		(0.26)	(6.27)	(1.01)	(8.08)

Weighted average number of shares (basic)		15,520,230	15,414,438	15,467,791	10,867,842
Weighted average number of shares (diluted)		15,520,230	15,414,438	15,467,791	10,867,842

*To adjust for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	$(4,104)	(96,723)	$(15,583)	(87,786)

Other comprehensive income:
Reclassification adjustment from previous cash flow hedges		80		550

Total comprehensive income for the period	$(4,104)	(96,643)	$(15,583)	(87,236)

Attributable to the owners of parent	$(4,104)	(96,643)	$(15,583)	(87,236)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q3 2013	Q3 2012	9 months 2013	9 months 2012
	Note	Jul. 1 - Sept. 30, 2013	Jul. 1 - Sept. 30, 2012	Jan. 1-Sept. 30, 2013	Jan. 1-Sept. 30, 2012

Cash Flows from Operating Activities:
Net income / ( loss)		(4,104)	(96,723)	(15,583)	(87,786)
Items included in net income not affecting cash flows:
Depreciation and amortization	5	6,473	10,818	20,421	24,774
Impairment charge	5	–	92,500	–	92,500
(Profit) / loss, sale of vessel	5	–	–	669	2,231
Fair value gain/(loss) on derivative financial instruments		–	(642)	(772)	(1,533)
Compensation related to options and restricted stock		511	182	2,648	727
Changes in operating assets and liabilities:
Accounts receivable		2,418	(206)	(168)	(9,531)
Prepaid expenses		157	488	417	1,266
Other long term receivables		–	–	–	54
Accounts payable and accrued expenses		(370)	3,782	(2,753)	3,875
Deferred income		–	5,489	6,894	–
Prepaid charter hire		353	(5,733)	1,281	(5,733)
Other non-current liabilities		–	(37)	–	(149)
Bunkers		2,464	(1,469)	2,673	(2,879)
Net cash provided by operating activities		7,902	8,450	15,728	17,816

Cash Flows from Investing Activities:
Investment in vessels		(671)	(304)	(2,112)	(3,802)
Sale of vessels		–	–	22,233	13,662
Investment in property, plant and equipment		(1)	(10)	25	(10)
Net cash used in investing activities		(673)	(314)	20,146	9,850

Cash Flows from Financing Activities
Issuance of stock	6,7	–	(235)	–	75,944
Cash dividends paid	7	(310)	(3,425)	(873)	(8,754)
Repayment of long-term debt	4	–	(3,100)	(56,300)	(65,237)
Net cash provided by/(used) in financing activities		(310)	(6,760)	(57,173)	1,953

Net increase/(decrease) in cash and cash equivalents		6,919	1,376	(21,299)	29,618

Cash and cash equivalents at beginning of period	43,084	70,866	71,303	42,624
Cash and cash equivalents at end of period	50,003	72,242	50,003	72,242

Specification of items included in operating activities:
Interest paid	859	1,561	3,028	5,242
Interest received	122	122	132	190
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

		Common Stock			Series A Participating Preferred Stock

				Paid-in Additional Capital				Paid-in Additional Capital
									Retained	Equity Settled Employee Benefit	Cash Flow	Total
	Note	Shares	Amount		Shares	Amount			Earnings	Reserves	Hedges	equity
Balance at January 1, 2012		5,370,897	$54	$309,314		$			$(102,164)	$	$(756)	$206,448
Net income/(loss) after tax									(87,786)			(87,786)
Other comprehensive income											550	550
Total comprehensive income									(87,786)		550	(87,236)
Cash dividends declared and paid	7								(8,754)			(8,754)
Issue of stock	6	3,212,083	32	17,173	400,967		4	58,769				75,979
Compensation related to options and restricted stock		16,700	0	728								728
Balance at Sept. 30, 2012		8,599,680	$86	$327,216	400,967		$4	$58,769	(198,704)	$–	$(206)	$187,165

		Common Stock			Series A Participating Preferred Stock

				Paid-in Additional Capital			Paid-in Additional Capital
								Retained	Equity Settled Employee Benefit	Cash Flow	Total
	Note	Shares	Amount		Shares	Amount		Earnings	Reserves	Hedges	equity
Balance at January 1, 2013		9,140,877	$91	$336,955	369,362	$4	$49,204	(205,258)	$	$	$180,997
Net income/(loss) after tax								(15,583)			(15,583)
Total comprehensive income								(15,583)		–	(15,583)
Cash dividends declared and paid	7							(873)			(873)
Issue of stock											–
Exchange of Series A Participating Preferred Stock		6,349,730	63	49,144	(369,362)	(4)	(49,204)
Compensation related to options and restricted stock		150,368	1	–					2,647		2,648
Balance at Sept. 30, 2013		15,640,975	$156	$386,099	–	$–	$0	(221,714)	$2,647	$–	$167,189

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements for the Period Ended September 30, 2013

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company’s principal activity is the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on December 19, 2013 and authorized for issue on December 19, 2013.

Note 2 – General accounting principles

The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2012. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IFRS”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2012 audited consolidated financial statements, except for the following new accounting principle.

Deferred Income

The initial payment received in connection with the sale of the claim against Overseas Shipholding Group, Inc. (“OSG”) to Citigroup is recognized as deferred income subject to the final allowance of the claim by the U.S. Bankruptcy Court.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2013 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

●
Amended IAS 1; “Presentation of items of Other Comprehensive Income”. The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

●
IAS 19 (revised 2011); “Employee Benefits”. The amendments to IAS 19 Employee Benefits, proposes major changes to the accounting for employee benefits, including the removal of the option for deferred recognition of changes in pension plan assets and liabilities (known as the “corridor approach”). The result is greater balance sheet volatility for the Company since the corridor approach has been used. In addition, these amendments will limit the changes in the net pension asset (liability) recognized in profit or loss to net interest income (expense) and service costs. Expected returns on plan assets will be replaced by a credit to income based on the corporate bond yield rate. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 13; “Fair Value Measurement”. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The standard defines “fair value” in the context of IFRS as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is not an entity-specific measurement, but rather is focused on market participant assumptions for a particular asset or liability. Therefore, when measuring fair value, an entity considers the characteristics of the asset or liability, if market participants would consider those characteristics when pricing the asset or liability at the measurement date. This standard becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 10; “Consolidated Financial Statements”. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 11; “Joint Arrangements”. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. This standard becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 12; “Disclosure of Interests in Other Entities”. IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after January 1, 2013.

Note 3 – Segment reporting

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:

As of September 30, 2013, six of the Company’s eight vessels were on charter, pursuant to time charters to different customers for periods up to one year. One vessel operate in a commercial pool and one vessel operated in the spot market.

For the period from January 1, 2013 to September 30, 2013, one customer represented $6.1 million of the Company’s revenues. For the period from July 1, 2013 to September 30, 2013, three customers represented $4.9 million, $2.1 million, and $1.8 million, respectively, of the Company’s revenues. For the period from January 1, 2012 to September 30, 2012, one customer represented $50.7 million of the Company’s revenues. For the period from July 1, 2012 to September 30, 2012, two customers represented $13.2 million and $2.5 million, respectively, of the Company’s revenues.

Note 4 – Interest bearing debt

As of September 30, 2013, DHT had interest bearing debt totalling $156.4 million, of which $113.3 million is priced at Libor+1.75%, $18.4 million is priced at Libor+3.00% and $24.8 million is priced at Libor+2.75%. Interest is payable quarterly in arrears. As of September 30, 2013, three month Libor was 0.25%. As of December 31, 2012, the Company had one interest rate swap in an amount of $65 million under which DHT pays a fixed rate of 5.95% including margin of 0.85%. The interest rate swap expired on January 18, 2013. From January 1, 2009, the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle. The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i) the “Value-to-Loan Ratio” will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two amendments became effective upon the completion of the equity offering in early May 2012 at which time the above prepayments were made. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

In April 2013 the Company amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next scheduled instalment would at the earliest take place in Q2 2016. In April 2013 the Company made a prepayment of $25 million and the margin has increased to 1.75%. DHT Maritime’s financial obligations under the credit agreement are guaranteed by DHT Holdings.

As of the date of our most recent compliance certificates submitted for the third quarter of 2013, we remain in compliance with our financial covenants.

Scheduled debt repayments (USD million)

	Oct. 1 to Dec. 31, 2013	2013	2014	2015	2016	*	Thereafter	Total
RBS*	–	–	–	–	–		113.3	113.3
DVB	–	–	–	2.4	15.9		–	18.4
DNB	–	–	–	2.5	22.3		–	24.8
Total	–	–	–	4.9	38.2		113.3	156.4
Unamortized upfront fees								(0.4)
Total long term debt								156.0

*Commencing with the second quarter of 2016, installments under the RBS credit are equal to free cash flow for DHT Maritime, Inc. during the preceding quarter capped at $7.5 million.

Measurement of fair value:

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the balance sheet. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 7. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable.

		Notional amount		Fair value
		Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	Expired	2013	2012	2013	2012
Swap pays 5.95%, receive floating	Jan. 18, 2013	$–	$65,000	$–	$(771)
Carrying amount				$–	$(771)

Note 5 – Vessels

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed an impairment test using the “value in use” method as of September 30, 2013.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the third quarter of 2013. The impairment test has been performed using an estimated weighted average cost of capital of 8.72%.

The impairment test as of September 30, 2012 resulted in a non-cash impairment charge of $92.5 million. The impairment test was performed using an estimated weighted average cost of capital of 8.39%. The main changes from previous impairment tests are that we assumed an estimated useful life of 20 years, down from 25 years and a reassessment of the two long-term bare boat charters for DHT Target (formerly Overseas Newcastle) and DHT Trader (formerly Overseas London) with OSG due to the announcement by OSG regarding its solvency.

Cost of Vessels		Depreciation and impairment*
At January 1, 2012	$659,815	At January 1, 2012	$205,273
Additions**	3,818	Depreciation expense	31,944
Disposals	(50,075)	Disposals	(34,182)
At December 31, 2012	613,558	Impairment	100,500
Additions**	2,120	At December 31, 2012	303,535
Disposals	(49,866)	Depreciation expense	19,650
At September 30, 2013	565,812	Disposals	(26,956)
		At September 30, 2013	296,229

Carrying Amount
At December 31, 2012	$310,023
At September 30, 2013	269,583

*Accumulated numbers
**Relates to drydocking of vessels

Note 6 – Equity Offering

A backstopped equity offering and a concurrent private placement of common stock and Series A Participating Preferred Stock by the Company closed on May 2, 2012. DHT issued a total of 30,038,400 shares of common stock with par value of $0.01 per share and 442,666 shares of Series A Participating Preferred Stock with par value of $0.01 per share for total net proceeds of $76.0 million after expenses amounting to $4.0 million. Upon effectiveness of the reverse stock split on July 17, 2012, the Series A Participating Preferred shares became exchangeable into 7,525,322 shares of common stock on a split-adjusted basis and assuming no further adjustments. The Series A Participating Preferred shares which had not been voluntarily exchanged by each shareholder prior to June 30, 2013, were automatically exchanged for shares of common stock on July 1, 2013. Subsequent to the exchange of the Series A Participating Preferred Stock into shares of common stock DHT had 15,640,975 shares of common stock outstanding as of September 30, 2013.

Note 7 – Stockholders equity and dividend payment

At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize the Board to effect a reverse stock split of DHT’s common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1 and to amend the articles of incorporation to effect the reverse stock split and adjust the total number of authorized shares of common stock to 30,000,000. The reverse stock split became effective as of close of business on July 16, 2012.

	Common stock	Preferred stock*
Issued at September 30, 2013	15,640,975	–
Par value	$0.01	$0.01
Numbers of shares authorized for issue at June 30, 2013	30,000,000	1,000,000
*The Series A Participating Preferred Stock were exchanged for shares of common stock on July 1, 2013.

Common stock:

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. The shares of common stock outstanding reflect the 12-for-1 reverse split effective as of close of business on July 16, 2012.

Preferred stock:

Terms and rights of preferred shares will be established by the board when or if such shares would be issued. Under the terms of the backstopped equity offering that closed in May 2012, 442,666 shares of Series A Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series A Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series A Participating Preferred Stock being deemed to be equal to, after adjusting for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012, (i) 14.1667 shares of common stock (for periods prior to January 1, 2013) and (ii) 12.5000 shares of common stock (for periods commencing January 1, 2013), in each case subject to further adjustment.

After adjusting for the above mentioned 12-for-1 reverse stock split, one share of issued and outstanding Series A Participating Preferred Stock was deemed equal to 16.6667 shares of common stock (the “Participation Factor”), subject to further adjustment, for purposes of voting rights and determining liquidation preference amounts in certain instances of the Series A Participating Preferred Stock.

Effective July 17, 2012 until June 30, 2013, each holder of Series A Participating Preferred Stock could choose to exchange its shares of Series A Participating Preferred Stock, on an all or nothing basis, for shares of common stock at a 1:17 ratio unless and until the Participation Factor becomes subject to further adjustment. On July 1, 2013, all issued and outstanding shares of Series A Participating Preferred Stock have been mandatorily exchanged into shares of common stock at 1:17 ratio. On a fully exchanged basis, the Company now has a total of 15,640,975 outstanding shares of common stock.

Dividend payment as of September 30, 2013:
Payment date:	Total payment	Per common share
August 28, 2013	$0.3 million	$0.02
May 23, 2013	$0.3 million*	$0.02
February 19, 2013	$0.3 million**	$0.02
Total payment as of September 30, 2013:	$0.9 million	$0.06
*Total payment on May 23, 2013 includes $0.25 per Series A Participating Preferred Stock.
**Total payment on February 19, 2013 includes $0.28 per Series A Participating Preferred Stock.

Dividend payment as of December 31, 2012:
Payment date:	Total payment	Per common share
November 12, 2012	$0.3 million*	$0.02
August 16, 2012	$3.4 million**	$0.24
May 23, 2012	$3.4 million**	$0.24	***
February 15, 2012	$1.9 million	$0.36	***
Total payment as of December 31, 2012:	$9.0 million	$0.86
*Total payment on November 12, 2012 includes $0.28 per Series A Participating Preferred Stock.
**Total payment on August 16 and May 23, 2012 includes $3.40 per Series A Participating Preferred Stock.
***Adjusted for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2012.

Note 8 – Accounts receivable

A significant part of the accounts receivable as of September 30, 2013 relates to working capital for vessels operating in commercial pools and in the spot market.

Note 9 - Financial risk management, objectives and policies

Note 9 in the 2012 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10—OSG Bankruptcy and Claims

In connection with the Chapter 11 bankruptcy filing by OSG and certain of its affiliates commenced on November 14, 2012, OSG subsequently rejected our two long-term Suezmax bareboat charters with the approval of the presiding bankruptcy court. We and certain of our affiliates filed claims against OSG and certain of its affiliates, including two subsidiaries of OSG, Dignity Chartering Corporation (“Dignity”) and Alpha Suezmax Corporation (“Alpha” and together with Dignity and OSG, the “Debtors”), for damages arising from the Debtors’ rejection of the bareboat charter agreements for the Overseas Newcastle (now known as the DHT Target) and Overseas London (now known as the DHT Trader), respectively, and against OSG on account of its guarantees of the obligations of Dignity and Alpha, respectively, under each of the respective bareboat charter agreements (collectively, the “Claims”).

We entered into Assignment of Claims Agreements with Citigroup Financial Products Inc. (“Citigroup”) on March 14, 2013 in connection with the Claims whereby Citigroup agreed to purchase the undivided 100% interest in our right and title and interest in the Claims for a purchase price equal to 33.25% of the amount of the claim ultimately allowed by the U.S. Bankruptcy Court. We received an aggregate initial payment of approximately $6.9 million from Citigroup, and expect to receive an additional and final payment which has been recorded as deferred income.

Separately we filed six further claims in the amount of $3.4 million plus attorneys’ fees against various affiliates of OSG, and OSG as guarantor of each claim on or about May 30, 2013. These claims have not been assigned to a third party.

Note 11– Subsequent Events

Dividend

On October 30, 2013 the Board approved a dividend of $0.02 per common share related to the third quarter 2013 to be paid on November 21, 2013 for shareholders of record as of November 13, 2013.

Private Placement

On November 24, 2013, we entered into a Stock Purchase Agreement among us and the investors named therein (the “Stock Purchase Agreement”) pursuant to which we agreed to sell approximately $110 million of our equity to institutional investors in the Private Placement. The equity includes 13,400,000 shares of our common stock and 97,579 shares of a new series of our preferred stock, the Series B Participating Preferred Stock. The closing of the Private Placement occurred on November 29, 2013, and the Private Placement generated net proceeds to us of approximately $106.7 million (after placement agent expenses, but before other transaction expenses), which we expect to use for general corporate purposes, including to pursue vessel acquisitions.
We called a special meeting of our shareholders of record as of December 13, 2013 to consider an amendment (the “Amendment”) to our amended and restated articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares. The special meeting is scheduled to take place on January 20, 2014. If our shareholders vote in favor of the increase (the “Shareholder Vote”), each share of Series B Participating Preferred Stock will mandatorily convert into 100 shares of our common stock at a 1:100 ratio, subject to further adjustment. Certain of our existing shareholders and the institutional investors participating in the private placement have agreed to vote in favor of the increase pursuant to the terms of the Stock Purchase Agreement. Holders of approximately 63% of our common stock outstanding as of December 13, 2013, the record date for the special meeting, have agreed to vote in favor of the increase.
In connection with the Private Placement, on November 24, 2013, we and Anchorage Illiquid Opportunities Offshore Master III, L.P. (the “Anchorage Investor”), an affiliate of Anchorage Capital Group L.L.C. (“Anchorage”), entered into an amendment to the Investor Rights Agreement dated May 2, 2012 between us and the Anchorage Investor.

The terms of the Private Placement were governed by the Stock Purchase Agreement attached as Exhibit 10.1 to our Report on 6-K filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2013, and it is incorporated by reference into this prospectus.

HHI Ship Construction Agreement

On December 2, 2013, we announced that we have reached an agreement pursuant to two contracts (the “HHI Agreements”) with Hyundai Heavy Industries Co. Ltd. (“HHI”) for the construction of two VLCCs with a contract price of $92.7 million each, including certain additions and upgrades to the standard specification. The vessels are 300,000 dwt and will be delivered in July and September 2016, respectively. Further, pursuant to an option agreement (the “Option Agreement”) with HHI, we have an option for a third VLCC at the same price for delivery in the fourth quarter of 2016 if a firm contract is entered into. Each of the HHI Agreements and the Option Agreement are attached as Exhibits 10.1, 10.2 and 10.3 hereto, respectively, and each is incorporated by reference into this prospectus.
On January 8, 2014, we announced that we have exercised our option to construct the third VLCC with HHI with a contract price of $92.7 million, including certain additions and upgrades to the standard specification, pursuant to a contract with HHI (the “Third HHI Agreement”). The Third HHI Agreement is attached as Exhibit 10.4 hereto and is incorporated by reference into this prospectus.

OSG Bankruptcy and Claims

We and certain of our affiliates and OSG and certain of its affiliates have agreed to a total claims amount of $46.0 million in full settlement of the claims arising from the rejection of the bareboat charter agreements for the Overseas Newcastle and Overseas London. The settlement is subject to the final approval by the U.S. Bankruptcy Court. Subject to such final approval we expect to receive an additional and final payment of approximately $8.5 million from Citigroup and to record the total aggregate amount of approximately $15.4 million received from Citigroup as revenue.
Also, we and certain of our affiliates and OSG and certain of its affiliates have separately agreed to settle six further claims in the amount of $3.4 million for a total claim amount of $1.5 million in full settlement of such claims. The settlement is subject to the final approval by the U.S. Bankruptcy Court.

DHT Holdings, Inc.
28,129,958 Shares of Common Stock

PROSPECTUS

January 29, 2014